SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargo : 07.00 Thursday 31 July 2008

PRUDENTIAL PLC 2008 HALF-YEARLY FINANCIAL RESULTS

Strong performance from Prudential Group in challenging conditions

•	Group new business APE sales up 12% to £1.5 billion

•	Group EEV new business profit up 11% to £602 million

•	EEV operating profit up 7% at £1.4 billion

•	IFRS operating profit up 13% to £674 million

•	Asset management net inflows of £4.1 billion (1H2007: £5.0 billion)

•	EEV shareholders’ funds £14.0 billion (December 2007: £14.6 billion*)

•	On track for holding company to be operating cash positive in 2008

•	Estimated IGD surplus £1.4 billion (December 2007: £1.6 billion)

•	Interim dividend up 5% to 5.99 pence

All figures compared to 2007 constant exchange rates,* adjusted for change in accounting policy for pension schemes

Commenting, Mark Tucker, Group Chief Executive said:

“Prudential continued to perform strongly in the first half of 2008 with double-digit growth in new business sales and profits, maintaining the momentum of the last three years. Our retirement-led strategy continues to drive the Group's growth, with a clear focus on profitable revenue streams across the diverse geographic spread of our businesses.

“ Our Asian story remains compelling. New business APE increased by 14 per cent in the first half of the year building on the exceptional 48 per cent growth achieved in the first half of 2007. It is important to note that the 2007 comparative period benefited from the highly successful launch of our “What’s your number?” campaign in Taiwan and the introduction of a new variable annuity product. Excluding Taiwan, new business in Asia grew by 29 per cent and new business profit increased by 26 per cent. We remain confident of doubling Asia’s 2005 new business profit by the end of 2008 - a year ahead of our previously stated target.

“The US life insurance sector has been adversely affected by current economic uncertainties, which have resulted in more conservative customer behaviour and short-term pricing pressures in the market. Despite this, the strength of Jackson’s position across the annuity product range in particular is demonstrated by the resilient flow of new business, up 1 per cent to £356 million, and overall Jackson has reported record first half new business volumes.

“A s a result of our targeted approach to the market, our UK operations achieved an 11 per cent increase in retail new business APE. Overall new business including wholesale operations increased by 18 per cent and new business profit was £129 million, up 19 per cent. These figures demonstrate that the disciplined delivery of our UK strategy is producing the anticipated positive financial results, with strong growth across both our retail and wholesale operations.

“The Group’s asset management operations continue to demonstrate the value of their track record for sustained and excellent long-term fund performance, achieving net inflows of £4.1 billion and maintained operating profit at £181 million in what have been very testing market conditions.

“The Board has agreed an interim dividend of 5.99 pence per share be paid, an increase of 5 per cent. The Board remains committed to a progressive dividend policy, with the level of dividend determined after taking into account the Group’s financial requirements, including opportunities to invest in areas of the business offering attractive returns.

“The macro economic climate will doubtless continue to be difficult for some while. We expect Asian economic growth to remain strong but beneath the peak levels of recent years. The fundamentals underpinning our Asian growth are highly positive.

“Jackson will continue to show resilient performance in the short-term and we remain confident will out-perform over the cycle. In the UK, we are delivering on our strategy and in asset management we are very well placed to capitalise on the strength of our positions.

“We expect to continue to outperform our competitors. We have a clear agenda, our retirement-led strategy and our business model, with its geographic mix and diversification, are robust, while our balance sheet and capital position have been very resilient.

“The prospects for the Group remain positive. ”

Group Chief Executive’s Review

In the first half of 2008, the Group continued the momentum achieved over the past three years and once again delivered strong performance.

Our retirement-led strategy continues to drive the Group's growth, with a clear focus on profitable revenue streams across the diverse geographic spread of our businesses. This growth has been achieved against a background of deteriorating macro economic conditions and significant capital market volatility.

The retirement market offers significant long-term and sustainable growth, in particular in Asia, where economic growth and an increased emphasis on retirement savings continue to fuel demand, and in the US, which is experiencing the biggest demographic wave of people in history moving into retirement. The Prudential Group has a very powerful franchise in the sector, based on our financial strength, our investment and risk management skills, our brands and our product and distribution expertise.

The specific opportunity differs from market to market but our operating structure, product and distribution expertise give us the flexibility to capture growth and create value across the pre and post retirement market. Our approach is one that ensures that solutions matched to local customer needs can be offered in each market, but with significant product, operational and financial synergies still provided by the wider Group.

Group Performance

Group operating profit before tax, on the European Embedded Value (EEV) basis, was up 7 per cent to £1,430 million and on the statutory IFRS basis operating profit before tax increased by 13 per cent to £674 million.

New business across the Group’s insurance operations increased by 12 per cent to £1,513 million on an APE basis. Profit on new business increased by 11 per cent to £602 million with almost 80 per cent being generated overseas.

The Group’s asset management operations continue to demonstrate the value of their track record for excellent long-term investment performance, achieving net inflows of £4.1 billion and an operating profit of £181 million in line with the first half of 2007 in what have been very testing market conditions.

The cash flow position of the Group has continued to improve. Operating cash flow at Group level at the half year was positive at £86 million, supported by a higher than average uptake of the scrip dividend, and is in line with our projection of being operating cash flow positive at the Group level for the full year 2008.

The balance sheet and capital position remain robust, though the significant falls in markets have offset the gains we have made at the operating level. Shareholders’ funds on an EEV basis were £14.0 billion (2007 year end £14.6 billion).

As a result of the focus we have given to our credit management processes and capabilities we have not experienced any defaults and there have only been a limited number of downgrades. In addition, through proactive management and more defensive positioning of the portfolio we have reduced interest rate risk.

We have taken a rigorous approach in relation to the accounting treatment of “Other Than Temporarily Impaired” (OTTI) bonds and asset backed securities in the US and a charge of £108 million for net credit losses has been taken in the period.

The Group’s regulatory capital position is assessed under the European Insurance Group’s Directive (IGD). As at 30 June 2008 the IGD surplus was estimated to be £1.4 billion (2007 year end: £1.6 billion) with cover of 1.7 times of required capital.

The Board has agreed that an interim dividend of 5.99 pence per share be paid, an increase of 5 per cent. The Board remains committed to a progressive dividend policy, with the level of dividend determined after taking into account the Group’s financial requirements, including opportunities to invest the business at attractive returns. As previously stated, the Board believes that in the medium term a dividend cover of around two-times is appropriate.

Insurance operations

Asia

The underlying fundamentals in Asia of economic growth, increasing mass affluence and the significant shift in demographics will continue to be powerful drivers of growth in the retirement savings and health markets.

The Group’s unique balance of operations across the Asian region, including top-three positions in seven out of twelve markets, and the strength of our product and distribution capabilities put us in an ideal position to continue to access these high return growth opportunities.

Across the region the Group has over 420,000 tied agents and has distribution relationships with over 80 financial institutions. We continue to build our distribution capability in the region through enlarging and broadening our agency, direct and partnership channels.

We were very pleased to announce earlier this week that we have renewed and extended our main agreement with Standard Chartered through to 2016. This long-standing and successful agreement covers Hong Kong, Singapore and Malaysia and has been extended to include Japan and Thailand. In addition, we have separate agreements covering Taiwan, China and Korea. As part of the renewed agreement, we will now become a provider of health products through Standard Chartered in all these countries.

New business APE increased by 14 per cent in the first half of the year building on the exceptional 48 per cent growth achieved in the first half of 2007 and new business profit increased by 15 per cent to £336million.

The 2007 comparative period benefited from the significant success of the launch of our “What’s your number?” retirement campaign in Taiwan supported by the introduction of a new variable annuity product. As a consequence we saw a decline in sales in Taiwan of 36 per cent to £97 million APE, however we continued to gain profitable market share.

Excluding Taiwan, aggregate new business in Asia grew by 29 per cent and new business profit increased by 26 per cent.

Within the region, we achieved very strong new business growth in a number of markets: Indonesia 96 per cent; over 50 per cent in China, on a comparable basis taking into account the change in consolidation basis effected for the fourth quarter of 2007, and in Hong Kong; India 45 per cent and 39 per cent in Vietnam.

We remain confident of doubling Asia’s 2005 new business profit by the end of 2008 - a year ahead of our previously stated target of 2009.

IFRS operating profit before tax from the Asian life businesses increased by 28 per cent to £102 million and net cash remittances to the Group were £11 million.

United States

The US life insurance sector has been adversely affected by current economic uncertainties, which have resulted in more conservative customer behaviour and short-term pricing pressures in the market. Despite this, the strength of Jackson’s position across the annuity product range in particular is demonstrated by the resilient flow of new business and overall Jackson has reported record first half new business volumes.

Poorly performing equity markets, economic uncertainty and an upward sloping yield curve have led to an increase in demand for fixed annuity products and reduced demand for variable annuities. We have rapidly responded to capture the revenue stream resulting from this more conservative trend, while recognising that variable annuities remain the cornerstone of longer-term retirement income provision. The current market conditions have given rise to some competitive pricing behaviour, specifically in the variable annuity market. We consider this unsustainable, and our position remains that we will only write profitable business.

Total new business was £356 million, up 1 per cent on an APE basis; with retail new business of £274 million down 4 per cent. Variable annuity volumes, which accounted for two-thirds of retail new business, stabilised in the second quarter but were down 20 per cent for the half year. Fixed annuities new business increased by 121 per cent. The change in product mix resulted in new business profit down 5 per cent to £137 million.

Net flows across the annuity product range continued to be very strong with net flows in the second quarter being the highest for five years.

We are continuing to monitor the market for bolt-on acquisition targets that meet our target returns, in particular life back books that would suit our scaleable platforms. In current conditions there are an increased number of sellers and, with the prices of assets now at more realistic levels, we see more potential here than we have for a number of years.

UK

Conditions in the UK retail savings market in general have also been difficult in the first half of the year. However, as a result of our targeted approach to the market, our UK operations were able to achieve an 11 per cent increase in retail new business APE. Overall new business including wholesale operations increased by 18 per cent and new business profit was £129 million, up 19 per cent. The Internal Rate of Return on new business was 15 per cent.

These figures demonstrate that the disciplined delivery of our UK strategy is producing the anticipated positive financial results, with strongly based growth across both our retail and wholesale operations. Our focus in the UK is to capitalise on our strengths in the retirement income market. We have re-shaped our approach to retirement savings to improve returns by exiting unprofitable segments of the market and to take full advantage of our with-profits capabilities and we have in place the actions to reduce the cost base.

Individual annuity volumes, supported by strong vestings from internally maturing pension policies, held up well over the period. The attractiveness of cautiously managed with-profits products has supported sales across the annuity and pensions product range and with-profits bond sales tripled. With-profits accounted for 46 per cent of overall retail sales in the period.

We are also continuing to see steady growth in the strategically important Lifetime Mortgage market with new advances up 75 per cent against the first half of last year. We estimate that we are now the market leader in this segment.

In the wholesale annuity market, activity levels have increased and we have seen a narrowing of pricing differentials. We completed a bulk annuity reinsurance contract with Goldman Sachs for the reinsurance of £30 million in APE terms, of Rothesay Life’s non-profit annuity liabilities. This is an interesting development for us in terms of bringing alternative risk management solutions to the defined benefit bulk market.

We have continued to make good progress against our cost reduction goals in the UK. By the end of 2007 we had already achieved £115 million of the targeted annual total cost savings of £195 million. Work is proceeding in line with plan and we are on track to deliver the targeted reduction in our cost base by 2010. In April, we began to migrate many of the back office processes for our mature books of business to Capita, as part of our already announced outsourcing contract, and this will deliver the bulk of the remaining savings.

In June, we announced that we would not proceed with a reattribution of the Inherited Estate held in the with-profits sub-fund of The Prudential Assurance Company Limited. After extensive assessment, it was concluded that maintaining the current operating model was in the best long-term interests of both current and future policyholders and shareholders.

Asset Management

Our asset management businesses performed strongly in the first half, despite extremely difficult market conditions, with net inflows of £4.1 billion.

M&G had a strong first half year with operating profit of £146 million (2007: £140 million) and net inflows for the period in both its retail and institutional business totalling £2.4 billion. As a result, M&G’s external funds under management increased to £51.7 billion (2007 year end: £51.2 billion).

This result has been built on sustained and excellent fund performance. In the retail business, 45 per cent of M&G branded funds by number and 78 per cent by fund value were in the top quartile over 3 years and over 20 per cent by number and over 50 per cent by fund value were in the top decile over the same period, including a number of our flagship funds: Global Basics, Recovery, American and Optimal Income. In the institutional business, 69 per cent of mandates with a three year performance track record either met or exceeded their benchmark over three years.

Operating profit for our Asian asset management business was £29 million (2007: £33 million). Net inflows were £1.6 billion as we continued to extend our fund range with major fund launches in Taiwan, Korea, Japan and a third fund in China.

External funds under management in Asia at the end of the period were £15.7 billion compared with £17.4 billion at end 2007, reflecting the significant equity market falls across the region.

In Vietnam we again broke new ground with the launch of the country’s first institutional property fund. In Japan, where we have the second largest foreign asset manager, we established a new distribution relationship with Nomura and our recently established Middle East operations have already to date secured 14 distribution agreements.

Outlook

The macro economic climate will doubtless continue to be difficult for some while.

We expect Asian economic growth to remain strong but beneath the peak levels of recent years. The fundamentals underpinning our Asian growth are highly positive.

Jackson will continue to show resilient performance in the short-term and we remain confident will out-perform over the cycle.

In the UK, we are delivering on our strategy and in asset management we are very well placed to capitalise on the strength of our positions.

We expect to continue to outperform our competitors. We have a clear agenda, our retirement-led strategy and our business model, with its geographic mix and diversification, are robust, while our balance sheet and capital position have been very resilient.

The prospects for the Group remain positive.

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	020 7548 3559	James Matthews	020 7548 3561
William Baldwin-Charles	020 7548 3719	Jessica Stalley	020 7548 3511

Notes to Editor:

1. The half-yearly financial report contained in this news release, together with additional financial schedules will be available on the Group’s website at www.prudential.co.uk

2. The results in this announcement are prepared on two bases, namely International Financial Reporting Standards ('IFRS') and the European Embedded Value ('EEV') basis. The IFRS basis results form the basis of the Group's financial statements.

The EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS.

References to ‘operating profit’ in this announcement are to operating profit based on longer-term investment returns. Consistent with previous reporting practice the Group analyses its EEV basis results, and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases operating profit based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns and the shareholders’ share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profits based on longer-term investment returns also excludes the mark to market value movement in core borrowings, the effect of changes in economic assumptions, and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

Period on period percentage increases are stated on a constant exchange rate basis.

3. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales. ‘PVNBP’ refers to the Present Value of New Business Premiums. PVNBPs are calculated as equalling new single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

4.The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital in excess of the premiums received required to pay acquisition costs and set up the statutory capital requirement. The time value of options and guarantees are included in the calculation.

5.There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive and Tidjane Thiam, Group Chief Financial Officer. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#.

6. A presentation to analysts will take place at 9.30am (BST) at Governor’s House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group’s website, www.prudential.co.uk

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0) 208 886 5895).

8. An interview with Mark Tucker, Group Chief Executive, (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 31 July 2008.

9 . Financial Calendar :

Ex-dividend date	13 August 2008
Record Date	15 August 2008
Payment of interim dividend	23 September 2008
2008 Third Quarter Interim Management Statement	21 October 2008
2008 Full Year New Business Results	28 January 2009

10. Total number of Prudential plc shares in issue as at 30 June 2008 was 2,490,813,264.

About Prudential
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £256 billion in assets under management as at 30 June 2008. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC UNAUDITED HALF YEAR 2008 RESULTS

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results**	Half year 2008 £m	Half year 2007* £m	Full year 2007* £m
Asian operations	579	520	1,103
US operations	360	351	635
UK operations:
UK insurance operations	504	462	859
M&G	146	140	254
	650	602	1,113
Other income and expenditure	(144)	(155)	(301)
Restructuring costs	(15)	0	(20)
Operating profit from continuing operations based on longer-term investment returns**	1,430	1,318	2,530
Short-term fluctuations in investment returns	(1,949)	241	174
Mark to market value movements on core borrowings	171	113	223
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(98)	39	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(189)	275	748
(Loss) profit from continuing operations before tax (including actual investment returns)	(635)	1,986	3,670

Operating earnings per share from continuing operations after related tax and minority interests**	41.6p	39.1p	74.5p
Basic (loss) earnings per share	(19.3)p	69.9p	121.2p
Shareholders' equity, excluding minority interests	£14.0bn	£13.3bn	£14.6bn

International Financial Reporting Standards (IFRS) Basis Results

Statutory IFRS basis results	Half year 2008	Half year 2007*	Full year 2007*
(Loss) profit after tax attributable to equity holders of the Company	£(116)m	£661m	£947m
Basic (loss) earnings per share	(4.7)p	27.1p	38.7p
Shareholders' equity, excluding minority interests	£5.6bn	£5.8bn	£6.1bn

Supplementary IFRS basis information	Half year 2008	Half year 2007*	Full year 2007*
Operating profit from continuing operations based on longer-term investment returns**	£674m	£593m	£1,201m
Operating earnings per share from continuing operations after related tax and minority interests**	19.4p	16.0p	33.3p

	Half year 2008	Half year 2007	Full year 2007
Dividends per share declared and paid in reporting period	12.30p	11.72p	17.42p
Dividends per share relating to reporting period	5.99p	5.70p	18.00p
Funds under management	£256bn	£256bn	£267bn

* The Company has altered its accounting policy for pension schemes to reflect the principles of IFRIC 14, giving rise to consequential changes to the comparative results for 2007 (see note 10 and note O).

**Basis of preparation

Results bases

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004.

Operating profit based on longer-term investment returns

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

The comparative results have been prepared using previously reported exchange rates, except where otherwise stated.

OPERATING AND FINANCIAL REVIEW

KEY PERFORMANCE INDICATORS

Results highlights

		CER (4)		RER (4)
	Half year	Half year		Half year
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%

Annual premium equivalent (APE) sales	1,513	1,353	12%	1,334	13%
Present value of new business premiums (PVNBP)	10,986	9,785	12%	9,681	13%
Net investment flows	4,091	5,162	(21%)	5,047	(19%)
External funds under management	67,447	63,610	6%	63,222	7%
New business profit (NBP)	602	543	11%	534	13%
NBP Margin (% APE)	40%	40%		40%
NBP Margin (% PVNBP)	5.5%	5.5%		5.5%
EEV basis operating profit from long-term business (1) (2)	1,408	1,310	7%	1,293	9%
Total EEV basis operating profit from continuing operations (2) (5)	1,430	1,336	7%	1,318	8%
Total IFRS operating profit from continuing operations (3) (5)	674	598	13%	593	14%
EEV basis shareholders’ funds	13,977	13,394	4%	13,262	5%
IFRS shareholders’ funds	5,552	5,864	(5%)	5,787	(4%)
Holding company operating cash flow	86	34	153%	34	153%
Holding company operating cash flow
plus proceeds for 2007 from the sale of Egg	86	561	(85%)	561	(85%)

(1) Long-term business profits after deducting Asia development expenses and before restructuring costs.

(2) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions and changes in the shareholder’s share of time value of cost of options and guarantees arising from changes in economic factors, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.

(3) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, and the shareholder’s share of actuarial gains and losses on defined benefit schemes.

(4) Constant exchange rate (CER) and Reported exchange rate (RER).

(5) The comparative results for 2007 have been adjusted for the effects of an accounting policy change for pension costs to reflect the principles of IFRIC 14 as described in notes (B) and(O) of the IFRS financial statements.
In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

These results show the robust performance of the Group in the first half of 2008 in a challenging economic and financial environment. The KPIs above show good growth in sales and profits and an improvement in operating cashflow. The year end 2007 surplus capital position of Prudential, measured under the Insurance Groups Directive basis, submitted to the FSA in April 2008 was £1.6 billion. The surplus at 30 June 2008 is estimated to be £1.4 billion.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU adopted IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis.

As a signatory to the European Chief Financial Officers’ (CFO) Forum’s EEV Principles, Prudential also reports supplementary results on an EEV basis for the Group’s long-term business. These results are combined with the IFRS basis results of the non long-term businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on long-term investment returns. Under both EEV and IFRS, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders’ share of actuarial gains and losses on defined benefit pension schemes. Under EEV, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

Sales and Funds under Management

Prudential delivered overall sales growth during the first half of 2008 with total new insurance sales up 12 per cent from the first six months of 2007 to £1.5 billion on the annual premium equivalent (APE) basis. At reported exchange rates (RER), APE sales were up 13 per cent on the same period in 2007. This is equivalent to insurance sales of £11 billion on a present value of new business premium basis (“PVNBP”), an increase of 12 per cent on 2007 at CER.

Total gross investment sales were £30.4 billion, up 18 per cent on the first half of 2007 at CER. Net investment sales of £4.1 billion were down 21 per cent from net investment sales in 2007 at CER.

Total external funds under management decreased by two per cent at RER from £69 billion at 31 December 2007, to £67 billion at 30 June 2008, reflecting net investment in flows of £4.1 billion, this was more than offset by net market and other movements.

At 30 June 2008, total funds under management were £ 256 billion, a decrease of four per cent from 2007 year end at RER.

EEV basis operating profit

		CER		RER
	Half year	Half year		Half year
EEV basis operating profit from continuing	2008	2007	Change	2007	Change
operations	£m	£m	%	£m	%
Insurance business:
Asia	553	510	8%	493	12%
US	354	344	3%	344	3%
UK	504	462	9%	462	9%
Development expenses	(3)	(6)	50%	(6)	50%
Long-term business profit	1,408	1,310	7%	1,293	9%
Asset management business:
M&G	146	140	4%	140	4%
Asia asset management	29	34	(15%)	33	(12%)
Curian	0	(2)	100%	(2)	100%
US broker-dealer and asset management	6	9	(33%)	9	(33%)
	181	181	0%	180	1%

Other income and expenditure	(144)	(155)	7%	(155)	7%
Total EEV basis operating profit from continuing operations	1,445	1,336	8%	1,318	10%
Restructuring costs	(15)	0	0%	0	0%
Total EEV basis operating profit from continuing operations
after restructuring costs	1,430	1,336	7%	1,318	8%

Total EEV basis operating profit from continuing operations based on longer-term investment returns was £ 1,430 million up seven per cent from the first half of 2007 at CER and up eight per cent at RER.
In the first six months of 2008 the Group generated long-term business profits of £1,408 million comprised of new business profits £602 million (HY 2007: £543 million), in-force profits of £809 million (HY 2007: £773 million) and Asia development expenses of £(3) million (HY 2007: £6 million). New business profit from insurance business of £602 million was 11 per cent higher than the first half of 2007, reflecting the growth in sales over the period with good growth from Asia and the UK and a resilient performance from the US. At RER, new business profit was up 13 per cent. The average Group new business profit margin was 40 per cent (HY 2007: 40 per cent) on an APE basis and 5.5 per cent (HY 2007: 5.5 per cent) on a PVNBP basis. In-force profits increased five per cent at CER, on the first half of 2007 to £809 million. In aggregate, net assumption changes were £59 million positive, and experience variances and other items were £42 million positive.
Operating profit from the asset management business was in line with the first half of 2007 at £181 million (HY 2007: £181 million), a very satisfactory performance following a strong performance from M&G in difficult trading conditions.
The charge for other income and expenditure of £144 million, an improvement of £11 million over the first half of 2007, included £47 million profits crystallised on the sale of a seed capital investment on an Indian mutual fund, and £28 million expenditure relating to the assessment of the reattribution of the inherited estate.

New business capital usage

	Half year	Half year	Half year	Half year	Half year
	2008	2008	2008	2008	2008
	£m	£m	£m	£m	£m
	Free surplus	Required capital	Total net worth	Value of in-force	Total long-term
New business capital usage				business	business
Asia	(111)	13	(98)	347	249
US	(157)	140	(17)	106	89
UK	(93)	61	(32)	124	92
	(361)	214	(147)	577	430

The Group wrote £1,513 million of sales on an APE basis. To support these sales, the Group invested £361 million of capital. This amount covers both new business acquisition expenses, including commission of £147 million and the required capital of £214 million. The total investment of capital for new business amounts to approximately £24 million per £100 million of APE sales. These sales provided a post-tax new business contribution to embedded value of £430 million.

In Asia, capital was invested to support sales at an average rate of £15 million per £100million of APE sales.

In the US, capital was invested to support sales at an average rate of £44 million per £100million of APE sales.

In the UK, capital was invested to support sales at an average rate of £22million per £100million of APE sales.

EEV basis profit after tax and minority interests

		RER
	Half year	Half year
	2008	2007
	£m	£m
Total EEV basis operating profit from continuing operations
after restructuring costs	1,430	1,318
Short term fluctuations in investment returns:	(1,949)	241
Asia	(536)	54
US	(297)	68
UK	(959)	98
Other	(157)	21
Actuarial gains and losses on defined
benefit pension schemes:	(98)	39
Effect of change in economic
assumptions:	(175)	253
Asia	(120)	18
US	23	(46)
UK	(78)	281
Effect of change in time value of cost
of options and guarantees:	(14)	22
Asia	(14)	(1)
US	2	8
UK	(2)	15
Movement in mark to market value
of core borrowings:	171	113

US	8	5
Other	163	108

Profit/ (Loss) from continuing operations before tax	(635)	1,986
Tax	162	(521)
Profit/ (Loss) from continuing operations	(473)	1,465
after tax before minority interests
Discontinued operations (net of tax)	0	241
Minority interests	(2)	(1)
Profit/ (Loss) for the period	(475)	1,705

The following year-on-year comparisons are presented on a RER basis.

In the calculation of EEV operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. Short-term fluctuations in investment returns are the difference between the actual investment return and the unwind of discount on the value of in-force and expected returns on net worth.

In Asia, long-term business short-term fluctuations in investment returns were negative £(536) million, which principally arose in Vietnam £(151) million, Singapore £(103) million, Taiwan £(84) million and Hong Kong £(59) million. The Vietnam reduction primarily reflects a significant fall in the Vietnamese bond and equity markets, the latter falling by 58 per cent in the first half of 2008. The Singapore and Hong Kong reduction reflects the effect of market falls of 21 per cent and 15 per cent respectively on unit-linked and with-profit business. The Taiwan reduction principally reflects a 12 per cent equity market fall and a £29 million value reduction for an investment in a CDO fund.

The US business short-term fluctuations in investment returns of negative £(297)million is primarily as a result of: a negative £(85) million in respect of the difference between actual investment returns and longer-term returns included in operating profit in respect of fixed income securities (mainly as a result of impaired residential mortgage backed-securities;) and a negative £(138)million in relation to changed expectations of fees to be earned on variable annuity business due to the actual variable investment account (“separate account”) return being lower than the long-term return reported within operating profit, offset by the impact of the associated hedging position and a negative £(74) million in respect of the difference between actual investment returns and longer-term returns included within operating profit for equity type investments and other items.
The UK business component of short-term fluctuations in investment returns of negative £(959) million primarily reflects the £(855) million effect of the difference between the actual investment return for the with-profits life fund of negative (6.8) per cent and the long-term assumed return of 4.1 per cent.

The actuarial loss of £(98) million for the first half of 2008 (HY 2007: gain of £39 million) included in total profit reflects the shareholders’ share of actuarial gains and losses on the Group’s defined benefit pension schemes. On the EEV basis, this loss includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits sub-fund for the Scottish Amicable Pension Schemes. The half year 2008 shareholder actuarial losses reflect the shortfall of market returns over long term assumptions and the effect of increases in inflation rates which more than offset the effect of an increase in risk discount rate.

In Asia economic assumption changes were negative £(120) million, mainly due to a change in Taiwan of negative £(87) million arising from higher economic capital requirements. This was as a result of holding bonds with a longer duration.

In the US, economic assumption changes of positive £23 million primarily reflect the impact of increased credit spreads that allow for reinvestment of the cashflows at a higher rate.

In the UK, economic assumption changes of negative £ (78) million primarily reflect the net effect of changes to the assumed fund earned rate and the risk discount rate. For with-profits business, the assumed rate for corporate bonds has not reflected the effect of the credit spread widening that has occurred in the first half of 2008. For shareholder-backed annuity business, assets are generally held to match long duration liabilities to match long duration liabilities. Accordingly, after allowance for credit risk a liquidity premium is included in the risk discount rate used. The allowance for credit risk at 30 June 2008 comprises 16 basis points for long-term expected defaults, eight basis points in respect of long-term credit risk premium, and 19 basis points for credit contingency that reflects 25 per cent of the increase in credit spreads over swaps that has occurred since 31 December 2006.

The mark to market movement on core borrowings was a positive £171 million ( HY 2007: positive £113 million) reflecting the continued reduction in the fair value of core borrowings due to increases in UK interest rates and further widening of credit spreads.

The effective tax rate at an operating tax level was 28 per cent (HY 2007: 28 per cent), generally reflecting expected tax rates. The effective tax rate at a total EEV level was 26 per cent (the first half of 2007: 26 per cent) on a loss of £ 635 million.
The profit from discontinued operations in 2007 was £241 million. This was the profit on disposal of Egg net of the post-tax loss from 1 January 2007 to the date of sale.

IFRS basis operating profit

		CER		RER
	Half year	Half year		Half year
IFRS basis operating profit from longer term	2008	2007	Change	2007	Change
investment returns	£m	£m	%	£m	%
Insurance business:
Asia	102	80	28%	76	34%
US	232	218	6%	218	6%
UK	286	251	14%	251	14%
Development expenses	(3)	(6)	50%	(6)	50%
Long-term business profit	617	543	14%	539	14%
Asset management business:
M&G	146	140	4%	140	4%
Asia asset management	29	34	(15%)	33	(12%)
Curian	0	(2)	100%	(2)	100%
US broker-dealer and asset management	6	9	(33%)	9	(33%)
	181	181	0%	180	1%

Other income and expenditure	(110)	(126)	13%	(126)	13%
Total IFRS basis operating profit based from longer term	688	598	15%	593	16%
investment returns
Restructuring costs	(14)	0	0%	0	0%
Total IFRS basis operating profit based from longer term	674	598	13%	593	14%
investment returns after restructuring costs

Group operating profit before tax from continuing operations based on longer-term investment returns on the IFRS basis after restructuring costs was £674 million an increase of 13 per cent on the first six months of 2007 at CER.

The increase in Asia’s operating profit of 28 per cent for long-term business before development expenses primarily reflects improved profitability in Indonesia and Singapore which have increased by 41 per cent and 24 per cent respectively as a result of a significant increase in renewal premiums partially offset by lower investment returns. New business strain remained at approximately 10 per cent of APE in the first half of 2008.

In the US, IFRS operating profit of £232 million was up six per cent on the first half of 2007 at CER. This is mainly due to increasing fee income and higher derivative income on the variable annuity business reflecting the increase in the market value of the net short derivative positions due to falling equity prices. The decision to acquire additional hedging protection in the derivative markets in 2007 at favourable prices demonstrated its value in the IFRS operating profit in the context of falling equity markets experienced in the first half of 2008. The US operations’ results are based on US GAAP, adjusted where necessary to comply with IFRS, with the Group’s basis of presenting operating profit is based on longer-term investment returns. Longer-term returns for the US operations’ fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses.

In the UK, IFRS operating profit for the long-term business increased by 14 per cent to £286 million in the first half of 2008. This reflected increased annuity profits while profits attributable to the with-profits business were in line with prior year.
M&G’s operating profit for the first half of 2008 was £146 million, an increase of four per cent over the first half of 2007. The negative impact from equity and property market declines, primarily on retail and PruPIM revenues, was offset by incremental income from net investment flows in 2007 as well as encouraging growth in the Infracapital business within Fixed Income.
The Asian asset management operations reported operating profits of £29 million, a decline of (15) per cent , due to the volatility in equity and bond markets which affected assets under management and net flows, coupled with a shift in asset mix to bond and money market funds, which attract a lower fee rate.
The operating profit from the US broker-dealer and asset management businesses was £6 million.
The charge for other income and expenditure of £110 million, an improvement of £16 million over the first half of 2007, included £47 million profit crystallised on the sale of a seed capital investment in an Indian mutual fund offset by £28 million expenditure relating to the assessment of the reattribution of the inherited estate.

IFRS basis profit after tax

		RER
	Half year	Half year
	2008	2007
	£m	£m
Operating profit from continuing operations
based on longer-term investment returns
after restructuring costs	674	593
Short-term fluctuations in investment returns	(684)	24
Shareholders’ share of actuarial	(92)	38
gains and losses on defined benefit pension schemes
Profit/ (Loss) before tax from continuing operations
attributable to shareholders	(102)	655
Tax	(12)	(234)
Profit / (Loss) from continuing operations
for the financial year after tax	(114)	421
Discontinued operations (net of tax)	0	241
Minority interests	(2)	(1)
Profit/ (Loss) for the year attributable to equity holders of the company	(116)	661

The following year-on-year comparisons are presented on a RER basis.
Total IFRS basis loss before tax and minority interests was £(102) million in the first half of 2008, compared with a profit of £655 million for the first half of 2007. The decrease reflects adverse short-term fluctuations in investment returns of £(684) million and a negative movement against the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group’s defined benefit pension schemes.

In the calculation of IFRS operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson where unrealised gains or losses on debt securities feature directly as movements to shareholder reserves.

Short-term fluctuations in investment returns are the difference between the actual investment return for shareholder-backed business and the longer-term investment return assumed in operating profit.

The £(684) million charge for short-term fluctuations in investment returns comprises £(264) million, £(181) million and £(82) million from the Asian operations, US operations and UK operations respectively. In addition, there was a charge of £157 million for other short-term fluctuations in investment returns; £24 million unrealised losses on an Indian mutual fund investment: the subsequent sale of the investment resulting in a transfer of £47 million to operating profits. £49 million of the £157 million charge relates to value movements on swaps held centrally to manage Group’s assets and liabilities. £26 million of the charge reflects value movements, net of hedge effects on Prudential Capital’s bond portfolio. The residual £11 million charge relates to a value movement on a centrally held investment.

The fluctuations for the Asian operations primarily reflect £(149) million for Vietnam reflecting a significant fall in the Vietnamese bond and equity markets, the latter falling by 58 per cent in the first half of the year and £69 million for Taiwan which reflects the decrease of 12 per cent in the Taiwanese equity market, and a £29 million reduction in the value of an investment in a CDO fund.

In the US the charge for short-term fluctuations in investment returns was £(181) million. During the first half of 2008 the US life insurance operations recorded net credit losses of £(108) million. This charge is reflected in two parts of the accounting presentation of the results. Included within the IFRS operating profit based on longer-term investment returns is a risk margin reserve (RMR) charge, representing long-term expected credit defaults, of £23 million. After deducting the RMR charge and related charges in amortisation of deferred acquisition costs, the difference between the credit related losses and the RMR charge in the year was a charge of £(73) million which is recorded within short-term fluctuations in investment returns. The other £(108) million of charge for short-term fluctuations for the US primarily relates to equity type investment, derivatives used to hedge the fixed annuity and other general account business.

The fluctuations for the UK operations primarily reflect reduced asset values in PRIL, the shareholder-backed annuity business, from widened credit spreads on corporate bond securities.
The loss after tax and minority interests was £(116) million compared with a profit of £661 million in the first half of 2007. The effective rate of tax on operating profits, based on longer-term investment returns, was 29 per cent (the first half of 2007: 34 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 12 per cent (the first half of 2007: 36 per cent). The effective tax rates in the first half of 2008 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognise deferred tax assets on regulatory basis losses.

Earnings per share

Earnings per Share (EPS)
		Half Year	Half Year (*)
		2008	2007
		£p	£p
EPS based on operating profit from continuing operations after tax and minority interest	EEV	41.6	39.1
	IFRS	19.4	16.0
Basic EPS based on total profit/ (loss) after	EEV	(19.3)	69.9
minority interest	IFRS	(4.7)	27.1
(*) restated for IFRIC 14

Dividend per share

The Board has agreed an interim dividend of 5.99 pence per share to be paid on 23 September 2008 to shareholders on the register at the close of business on 15 August 2008. The interim dividend for 2007 was 5.70 pence per share.

The Board remains focused on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two-times is appropriate.

Shareholders’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2008 were £14 billion, a decrease of £0.6 billion from the 31 December 2007 level. This reduced level of shareholders’ funds results from: total EEV basis operating profit of £1,430 million; a £(1.9) billion unfavourable movement in short-term fluctuations in investment returns; a £189 million negative movement due to changes in economic assumptions and in time value of cost of options and guarantees; a positive movement on the mark to market of core debt of £171 million; a negative movement in the actuarial gains on the defined benefit pension schemes of £98 million and dividend payments of £ (177) million net of scrip dividend take-up, made to shareholders.
The £(1.9) billion of unfavourable short-term fluctuations were made up of £(959) million in the UK life business due primarily to a negative return of 6.8 per cent in the with-profits fund over the period (the FTSE 100 fell 13 per cent in the first six months of the year) against an expected return of 4.1 per cent; £(297) million in the US primarily due to variable annuity equity and fixed interest performance below the long-term assumption and £(536) million in Asia primarily due to investment returns below long-term assumptions including Vietnam, Singapore, Hong Kong and Taiwan.

The shareholders’ funds at the end of first half of 2008 of £14 billion comprise of £3.7 billion for the Asian long-term business operations, £3.6 billion for the US long-term business operations, £6.0 billion for the UK long-term business operations and £0.7 billion for other operations.
At the year end the embedded value for the Asian long-term business was £3.7 billion. The established markets of Hong Kong, Singapore and Malaysia contribute £2,806 million to the embedded value generated across the region with Korea at £312 million and Indonesia at £211 million making further substantial contributions. Prudential’s other markets, excluding Taiwan, in aggregate contribute £505 million in embedded value. Taiwan has a negative embedded value of £128 million, this positive movement against prior year (the first half of 2007: negative £157 million) is a reflection of an increase in new business and a change in economic assumptions.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 65 per cent and 15 per cent of new business APE in the first half of 2008, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by less than one percentage point. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a £96 million decrease in Taiwan’s embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £58 million. On the assumption that bond yields remained flat during the first half of 2008 and then trended towards 5.5 per cent in December 2014, this would have reduced the first half of 2008 Taiwan embedded value by £61 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a negligible percentage change to Asia’s embedded value.
Statutory IFRS basis shareholders’ funds at 30 June 2008 were £5.6 billion. This compares with a £6.1 billion at 31 December 2007 at RER after adjusting for the £(139) million reduction on a change in accounting policy for pension costs. This decrease primarily reflects: operating profit of £674 million, offset by an unfavourable movement in short-term fluctuations in investment return of £(684) million; unrealised value change on Jackson debt securities of £(433) million and dividend payments to shareholders net of scrip take up of £(177) million.

Shareholders’ borrowings and financial flexibility

Core structural borrowings of shareholder-financed operations at 30 June 2008 totalled £2,526 million, compared with £2,492 million at the end of 2007. This increase reflected exchange movements of £30 million and other adjustments of £4 million.
After adjusting for holding company cash and short-term investments of £1,498 million, net core structural borrowings at 30 June 2008 were £1,028 million compared with £1,036 million at 31 December 2007. This reflects the net cash inflow of £86 million, exchange movements of £74 million and other adjustments of £4 million.
Core structural borrowings at 30 June 2008 included £2,115 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. Of the core borrowings, £890 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson.
Prudential has in place an unlimited global commercial paper programme. At 30 June 2008, commercial paper of £280 million, US$3,361 million and €436 million was in issue under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 30 June 2008, subordinated debt outstanding under this programme was £435 million and €520 million, and senior debt outstanding was US$12 million. In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided in equal tranches of £100 million by 16 major international banks, renewable in December 2009, and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small test drawdown, these facilities have not been drawn on during the first half of the year. There are no amounts outstanding under the committed credit facilities at 30 June 2008. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the holding company.
The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2008, the gearing ratio (core debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus core debt) was 6.9 per cent compared with 6.6 per cent at 31 December 2007.
Prudential plc enjoys strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor’s, Moody’s and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.
Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 18.4 times in the first half of 2008 compared with 16.1 times in the first half of 2007.

Regulatory capital requirements

Prudential's Insurance Groups Directive (IGD) capital position at the end of 2007 was a surplus of £1.6 billion. The surplus at half year 2008 is estimated to be £1.4 billion.

The half year 2008 IGD surplus capital position is very resilient to extreme stresses from financial risks (interest rates, equity markets and credit). Prudential estimates that a 150bps reduction in interest rates has an adverse impact of £550 million on the IGD surplus capital, a 40 per cent fall on the current equity markets has an adverse impact of £260 million on the IGD surplus capital and credit defaults at 5 times the expected level has an adverse impact of £220 million.

Economic Capital

Prudential defines its economic capital requirements as the amount of capital that the Group needs to hold in order to remain solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-debt. At 30 June 2008, Prudential has an economic capital surplus of c.£1.0 billion before taking credit for diversification and £2.8 billion after. Economic capital is central in Prudential’s decision-making process on allocating capital within the Group.

Unallocated surplus of with-profits

During the first half of 2008, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, decreased from £ 14.0. billion at 1 January to £12.6 billion at 30 June 2008. This reflects a decrease in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders.

Holding company cash flow

	Half year	Half year
	2008	2007
	£m	£m
Cash remitted by business units:
UK life fund transfer	279	261
Asia	148	86
M&G	86	75
Total cash remitted to Group	513	422
Net interest paid	(80)	(76)
Dividends paid	(303)	(286)
Scrip dividends and share options	134	119
Cash remittances after interest and	264	179
dividends
Tax received	87	24
Corporate activities	(86)	(30)
Cash flow before investment in businesses	265	173
Capital invested in business units:
Asia	(137)	(70)
UK	(42)	(69)
Total capital invested in business units	(179)	(139)
Increase in operating cash	86	34
Egg sale net proceeds	0	527
Total holding company cash flow	86	561

The Group holding company received £ 513 million in cash remittances from business units in the first half of 2008 up from £422 million in 2007. This includes the shareholders’ statutory life fund transfer of £279 million from the UK business.
After dividends and net interest paid, there was a net cash inflow of £ 264 million (HY 2007: £179 million). There was a high take-up of scrip dividends in the first half of 2008 and 2007.
Tax received of £87 million was £63 million higher than prior year, with the 2007 figure being exceptionally low as a result of foreign exchange gains reducing the level of taxable losses. During the first half of 2008, the Group holding company paid £86 million in respect of corporate activities, including costs in respect of the process to consider a reattribution of the inherited estate.
In aggregate there is an improvement in operating cash inflow to £ 86 million from £34 million in the first half of 2007.
Depending on the mix of business written and the opportunities available, Prudential continues to expect that the UK shareholder-backed business will become cash positive in 2010.
We have previously indicated that the operating cash flow of the Group holding company is expected to be positive in 2008 and we are on target to meet this commitment.

Risk Factors and Contingencies

The Group published details of its risk factors and contingencies in its 2007 annual report. There have been no changes in the risk factors during the period. Note (M) of the IFRS interim report gives an update on the position for contingencies.

BUSINESS UNIT REVIEW

Insurance Operations

Asia

Asia		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
APE sales	727	639	14%	619	17%
NBP	336	291	15%	282	19%
NBP margin (% APE)	46%	46%		46%
NBP margin (% PVNBP)	8.7%	8.6%		8.6%
Total EEV basis operating profit*	553	510	8%	493	12%
Total IFRS operating profit*	102	80	28%	76	34%

* Excluding fund management operations, development and Asia regional head office expenses.

Introduction

The current economic environment in Asia reflects some uncertainty. Rising commodity prices are putting downward pressure on growth, fuelling inflation and sparking some social unrest and the ramifications of the credit crisis have the potential to slow international investment in Asia. The MSCI Ex Japan Index is down approximately 23 per cent against the same time last year and back at the same level as June 2006. Bonds are at historically high valuations.
However, Prudential firmly believes that while the volatility of the financial markets can have an impact on customers’ sentiment, the fundamental economic and social changes underway in Asia will continue to drive strong demand for savings and protection products for the foreseeable future. This is supported by experience during other times of economic stress such as the 1997/98 ‘Asian Crisis’ and the SARs related downturn.
Therefore Prudential’s strategy in Asia remains securely in place with the emphasis on building high quality, multi-channel distribution that delivers customer-centric and profitable products, with an increasing emphasis on retirement solutions. The specific priorities for each market vary reflecting the considerable diversity of each country within the region and also the position of our operations within those countries. Asia remains on-track to deliver the doubling of 2005 new business profits in 2008.
During the first half of 2008, good progress has been made in a number of areas:

Average agent numbers in the first six months of 2008 have increased by 29 per cent compared to the first half of 2007 and are up 21 per cent over the full year 2007. At 30 June 2008 there were 423,000 agents including 286,000 in India. Average agent productivity over the same period measured in terms of APE per agent, excluding Taiwan which had an exceptional second quarter last year, has remained in line with the first half of 2007 as although the activity rate has increased by five per cent, the number of cases per active agent has declined by a similar amount reflecting the more challenging economic environment. Average case size is in line with last year.

New business booked through Prudential’s successful bank distribution network increased by 56 per cent over the period compared to last year and generated 20 per cent of total APE up from 14 per cent. Prudential and Standard Chartered Bank recently announced the renewal and extension of their original bank distribution agreement covering Hong Kong, Singapore and Malaysia and the inclusion of Japan and Thailand within this master agreement for the first time too.

Sales of health and protection products, including riders attached to life policies, during the first six months of 2008 were £152 million, 56 per cent up from the same period last year. They accounted for 21 per cent of the sales mix up from 15 per cent last year. This reflects the increased focus on these strategically significant and profitable products. Average new business profit margins were 83 per cent on standalone health and protection sales. New products and marketing campaigns are planned for the second half of the year.

As the financial challenges people will face related to retirement increase in Asia over the coming years, Prudential is developing a new holistic approach to provide retirement solutions that encompasses asset accumulation, protection and income generation. During the first half of this year, Prudential commenced consumer and distributor testing of new propositions with a view to rolling out a new retirement strategy in 2009. In the meantime the business continues to raise awareness of retirement savings with refreshed ‘What’s Your Number?’ campaigns in Hong Kong and Taiwan.

Although the business’s primary focus is the considerable headroom for the acquisition of new customers, as at 30 June 2008. Prudential already has over 11.5 million customers in Asia, up from 8.5 million a year ago, who are a very valuable asset in terms of cross sell and up sell opportunities. In India, health products are being successfully tele-marketed, similarly in Indonesia, Malaysia and Singapore upgraded medical products are being successfully up-sold. In Korea good momentum is being seen with a campaign to revisit existing customers.

Prudential already has a uniquely advantaged platform in Asia and the plans in action will continue to strengthen our position and enable us to capture an increasing share of the material value that is set to emerge from the region over the coming years.

Financial performance

Average APE sales grew 14 per cent on first half of 2007 to £727 million. On a comparable basis taking into account the change in consolidation basis for China Life effected for the fourth quarter last year, the growth rate is 17 per cent. Excluding Taiwan, due to the exceptional sales performance in 2007, Asia grew by 29 per cent during the first half of 2008. The proportion of linked business remains high at 70 per cent.
These strong performances came from a wide range of drivers that continue to demonstrate the success of Prudential’s regional model.
In Indonesia very successful management of the agency model has seen average agent numbers up 62 per cent compared to the same period last year and average agent productivity rates up nine per cent. Takaful products continue to be popular and generated 24 per cent of APE in the first half. Average new business margin was 51 per cent down from 54 per cent in 2007 as a result of increasing credit life business from our bank distribution channel.

Hong Kong had a very strong first half in 2008 with sales growing by 53 per cent supported by marketing activity for retirement planning and the successful launch of the new PRUlink Wealth Builder and PRUlink Wealth, the operation’s first two back-end loaded index linked products. Average new business margin remain high at 66 per cent up from 62 per cent in the first half of 2007 due to an increased proportion of linked products.
In India there was a slower first quarter this year where growth was 41 per cent, but during the second quarter growth rates in India accelerated to 56 per cent bringing the half year to 45 per cent. Average agent numbers are up 25 per cent with average agent productivity improving by 10 per cent, despite the expansion into more rural areas. Average new business margin was 16 per cent down from 20 per cent in the first half of 2007 due to a change in expense assumptions reported at year-end 2007.
In Japan the 56 per cent growth in the first half has been driven largely by Term Life products in the first quarter. The tax advantages of these products were reduced in April this year. New business APE reduced in the second quarter 2008 by 23 per cent compared to the second quarter last year and this slow down in new business volume is expected to continue for the rest of this year. The business is now focusing on Variable Annuity products and a new hospital cash product being launched in the third quarter.
Korea’s new business growth of eight per cent for the first half 2008 is good given the competitive nature of the market and a particularly volatile stock market. Based on market share estimates for May, PCA Life Korea rose one place to 12th . Average new business margin remained level compared to the first half of 2007 at 33 per cent.
On a comparable basis to 2007, APE sales in China were up by 58 per cent driven by a 35 per cent increase in average agent numbers and an 86 per cent increase in average agent productivity. In the second quarter CITIC Prudential Life Insurance was notified that it had been awarded a preparatory license for Fujian Province, China. Located in the wealthier coastal southeastern region, Fujian province has a population of over 35 million. Average new business margin was 51 per cent up from 44 per cent in 2007 as linked products became a larger proportion of the new business mix.
In Malaysia the Takaful business continues to grow strongly, up 82 per cent on last year and representing 27 per cent of the total APE, up from 17 per cent last year. Total new business was up 11 per cent and the momentum is encouraging with the second quarter up 23 per cent against the same quarter last year.
In Singapore sales have been affected by changes in the Central Provident Fund investment limits effective from 1 April 2008 and first half sales recorded a three per cent decrease. The comparatives in Singapore are likely to be challenging for the rest of the year.
As previously mentioned, Taiwan had an exceptional year last year with the very successful launch of the ‘What’s Your Number?’ campaign in the second quarter. However, the business remains in a very strong position with average agent numbers up 11 per cent and encouraging results from its new bank distribution agreement with Standard Chartered Bank. Estimates of its market share indicate that in the year to May 2008, PCA Life Taiwan increased to 3.7 per cent, up from 3.2 per cent at the same time last year. Average new business margin was 51 per cent up from 42 per cent in the first half of 2007.

Vietnam, Thailand and Philippines have continued the strong growth seen in 2007 with collective first half APE sales of £30 million, up 25 per cent on last year. Unit linked products were launched in Vietnam in January and they represented six per cent of the country’s sales in the first half.

Asia’s overall average NBP margin remains constant over the first half of 2007 at 46 per cent with some net positives in product mix and margins (+1.0) per cent at the country level being offset by changes in country mix (-1.0) per cent.

Total EEV operating profit was £553 million. In-force EEV operating profits of £217 million are a reduction of one per cent on 2007. There were a number of one-off items in 2007, for example the corporation tax changes in Singapore and China which, after grossing up notional tax, gave rise to a pre-tax benefit of £25 million. Excluding these one-offs in-force profits are increasing steadily with the realisation of value inherent in the business. Operating assumption changes are positive £15 million. Operating variances remain small in the context of the Asian business reflecting the robustness of our operating assumptions. Experience variances are net negative £19 million principally reflecting negative expense experience of £30 million for operations which are at a relatively early stage of development. There is also negative persistency experience of £11 million mainly arising in Korea due to greater than expected premium holidays and negative £14 million for other items. These are partially offset by positive £23 million mortality and morbidity experience variances spread across all operations and positive £13 million in respect of the investment return on capital held centrally in respect of Taiwan.
IFRS operating profits before development expenses for the first half of 2008 were £102 million, up 28 per cent on the same period in 2007 incorporating a complex mix of drivers including higher new business strain in Hong Kong on the new back-end loaded product and higher profits from Indonesia where new business is profitable on the IFRS basis in its first year. India continues to invest in its branch expansion programme giving rise to expense over-runs. Overall new business strain for Asia represented approximately 10 per cent of APE in line with 2007.

IRR for Asia was in excess of 20 per cent for the first half of 2008. In Asia, Prudential targets IRR on new business to be at least 10 percentage points above the country risk discount rate, where these vary from five to 17 per cent.

Asia repatriated £148 million to Group net of tax in the first half and received injections of £137 million principally to fund growth in India and fund solvency in Japan and Korea.
Asia has no credit defaults in the first half of 2008. However, the short-term fluctuations include a charge of £37 million for fair value reductions in investments in a Taiwan CDO fund of £29 million and Leverage Super Senior notes in Japan (down £8 million).

Prudential continues to deliver strong, broad based and profitable growth in Asia from its well established platform. The demographics and environment in Asia remain as compelling as ever and the business is expected to carry on growing at a fast pace.

United States

United States		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
APE sales	356	351	1%	352	1%
NBP	137	144	(5%)	144	(5%)
NBP margin (% APE)	38%	41%		41%
NBP margin (% PVNBP)	3.9%	4.1%		4.1%
Total EEV basis operating profit*	354	344	3%	344	3%
Total IFRS operating profit*	232	218	6%	218	6%
*Based on longer-term investment returns excludes broker dealer, fund management and Curian

Introduction

The United States is the largest retirement savings market in the world and continues to grow rapidly. At the end of 2007, total retirement assets in the US exceeded US$17.6 trillion, up from US$16.5 trillion at the end of 2006 (Source: Investment Company Institute). As 78 million baby boomers (Source: US Census Bureau) move into retirement, these assets will shift from asset accumulation to income distribution. Currently, US$1.6 trillion of assets are generating retirement income. This amount is estimated to grow to US$7.3 trillion by 2017 (Source: Financial Research Corporation).

Despite these favourable demographics, US life insurers face challenges from both within and outside the industry. The industry remains highly fragmented, with the top 15 annuity companies sharing only 74 per cent of the total market share in 2007 (Source: LIMRA). Competition is intensifying through aggressive price competition, especially in the variable annuity market.

The S&P index decreased 13 per cent during the first six months of 2008 and 15 per cent from June 2007 (total for 2007: increase of 3.5 per cent). During the same periods, the US equity markets also experienced significant volatility.

Financial performance

Jackson delivered APE sales of £356 million in the first half of 2008, representing a one per cent increase from the same period in 2007 and the highest level of total sales in Jackson’s history. APE retail sales in the first half of 2008 were £274 million, down four per cent over the same period in 2007 and represent the second highest level of sales during the first half in the company’s history. This decline was primarily driven by lower variable annuity sales. On a PVNBP basis, new business sales were £3.5 billion.

These achievements demonstrate the diversification of Jackson’s product portfolio and the resilience of Jackson's business model despite volatile equity markets and a deteriorating macroeconomic environment experienced in the first six months of 2008.

Variable annuity APE sales of £180 million in the first half of 2008 were 20 per cent down on the same period in 2007. The significant volatility in US equity markets during the second half of 2007 continued into 2008 and price competition in the variable annuity market has remained intense. Jackson remains disciplined on the pricing of variable annuities. In the first quarter of 2008 Jackson ranked fourth in variable annuity net flows and had the lowest outflows as a percentage of variable annuity inflows in the industry.
In the first half of 2008, Jackson maintained its track record for product innovation by enhancing its variable annuity offering, with the addition of two new guaranteed minimum withdrawal benefits (GMWB) and two new portfolio investment options. Jackson also introduced new fixed annuity products designed specifically for the bank channel and a new fixed index annuity that offers a selection of two market indices and two contract lengths.

Jackson seeks to employ capital profitably in the retirement space. The internal rate of return on new business was 18 per cent in the first half of 2008, in line with the same period last year.

Fixed annuity APE sales of £64 million were 121 per cent up on the same period of 2007 reflecting a higher customer propensity towards fixed-rate products in a period of declining equity markets. Jackson ranked ninth in the traditional deferred fixed annuity market in the first quarter of 2008 with a market share of 3.1 per cent, up from the tenth position at the end of December 2007.

Fixed index annuity sales continue to be affected by difficult market conditions. Jackson’s APE sales of £20 million in the first half of 2008 were nine per cent down on the same period of 2007. Jackson ranked tenth in the fixed index annuity market in the first quarter of 2008 with a market share of 3.4 per cent.

Institutional APE sales of £83 million in the first half of 2008 were up 26 per cent on the same period of 2007. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

EEV basis new business profits of £137 million were five per cent below the prior year, reflecting a shift in the mix of business toward fixed annuities as well as increased sales of institutional business with shorter durations. Specifically, new business profits of variable annuities decreased by 15 per cent, from £103 million at 30 June 2007 to £88 million at June 2008 as a result of lower sales, while new business profits of fixed annuities increased nearly 4 times from £4 million to £15 million.

Total EEV basis operating profit for the long-term business in the first half of 2008 was £354 million compared to £344 million in the prior year at CER. In-force EEV profits of £217 million were nine per cent above prior year profit of £200 million at CER. Experience variances were £33 million lower than the corresponding period in 2007 mainly due to lower spread income. Operating assumption changes were £44 million, including a credit of £29 million for changes to mortality assumptions, a credit of £27 million relating to a change of projected product fees for variable annuity business and a net charge of £12 million for other items.

IFRS operating profit for the long-term business was £232 million, up six per cent on the prior year of £218 million at CER, primarily reflecting higher fee income from the variable annuity business and favourable hedging results from the impact of market movements during the period. The decision to acquire additional hedging protection in the derivative markets in 2007 at favourable prices demonstrated its value in the IFRS operating profit in the context of falling equity markets experienced in the first half of 2008.

Jackson’s IFRS operating profit continues to diversify across the various lines of business. Specifically, operating profit from the variable annuity and other fee-based business increased from 32 per cent at 30 June 2007 to 42 per cent at 30 June 2008, while profit from the spread-based business fell from 44 per cent to 43 per cent for the first half of 2008.

Jackson’s overall credit exposure is well within Group risk parameters and Jackson continues to manage it proactively.

Total credit losses impacting Jackson's IFRS income statement were £108 million (2007: £19 million). This includes £103m of writedowns on securities. Within the £103m is £82m of losses from Jackson's residential mortgage-backed securities (RMBS) book. Impairments are determined by first undertaking detailed cash flow projections to identify those securities where an economic loss of principal is anticipated - in this case £38 million of losses. However, the accounting loss also includes a deduction of £43 million to reflect reduced market value. Out of the total charge of £108 million in the income statement, £23 million is booked as the RMR default charge to the operating result, to reflect the longer-term expectation for impairment, with the excess shown in short-term fluctuations in investment returns.

For securities classified as available-for-sale under IAS39, at 30 June 2008 there was an increase in the net unrealised loss position to £(813) million from £(136) million at 31 December 2007. This increase reflects declines in the market value of residential mortgage backed securities and broader distressed pricing due to illiquidity in the market as well as increasing credit spreads.

Jackson remains confident of the quality of its overall portfolio of £18 billion of debt securities. 82 per cent of its gross unrealised loss is on investment grade securities. Of the £270 million of gross unrealised losses on securities with a fair value of less than 80 per cent of book value, only £31 million is on securities rated as non-investment grade. In addition, there have been no credit defaults in the investment portfolio and downgrades were minimal. Jackson maintains its ability and intent to hold its debt securities for the longer term.

United Kingdom

United Kingdom		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
APE sales	430	363	18%	363	18%
NBP	129	108	19%	108	19%
NBP margin (% APE)	30%	30%		30%
NBP margin (% PVNBP)	3.6%	3.7%		3.7%
Total EEV basis operating profit*	504	462	9%	462	9%
Total IFRS operating profit*	286	251	14%	251	14%
*Based on longer-term investment returns.

Introduction

During the first half of 2008, Prudential UK continued to focus on the increasing need for retirement solutions through competing selectively in areas of the market where it can generate attractive returns. With an ageing population and the concentration of UK wealth in the mass affluent and high net worth sectors, the retirement and near-retirement segment is set to be the fastest growing market. Low savings rates and high levels of consumer debt, combined with a shift in responsibility for providing income during retirement from Government and employers towards individuals, have resulted in individuals being inadequately provided for during increasingly long periods of retirement.
Prudential UK has a unique combination of competitive advantages including its significant longevity experience, multi-asset investment capabilities and its brand and financial strength which put it in a strong position to pursue its value driven strategy in its two principal businesses: Retail and Wholesale.

Prudential UK’s Retail business is focusing on savings and income for those customers nearing or in retirement and aims to continue to drive profitable growth in its core annuities operation, grow its presence in the equity release market and maximise the opportunities in retirement savings on the back of its strong multi-asset performance record.
The significant 25-year pipeline of internal vestings annuity business from maturing individual and corporate pension policies, where Prudential UK offers a competitive proposition for its internal vestings customers, is enhanced by strategic partnerships with third parties where Prudential UK is the recommended annuity provider for customers vesting their pension at retirement. Prudential UK, with approximately 1.5 million annuities in payment, is the largest provider in the UK market.
Investing in property has been an increasingly important component for many people saving for their retirement. With an estimated £725 billion owned by pensioners in property in the UK, pensioners can consider options such as equity release to help deliver an adequate income in retirement. This is likely to become increasingly important as people live longer and the cost of living continues to rise.

Prudential UK’s total retail with-profits business has performed very strongly across a range of products. This demonstrates clearly that with-profits, when invested in an actively managed, well-run and financially strong fund, can produce good returns for the cautious investor. Prudential’s with-profits products offer a medium to long-term, medium risk investment with exposure to a diverse range of assets, skilled management of those assets and smoothed returns, all of which are particularly important to many customers against the backdrop of market volatility.

Prudential UK continues to be a market leader in the corporate pensions market where it is a provider to over 20 per cent of FTSE 350 companies and the largest provider of pension schemes to the UK public sector. Prudential now administers corporate pensions to over 640,000 members.
Our joint venture with Discovery to provide Health and Protection insurance based on rewarding healthy lifestyles with lower premiums continues to grow rapidly. At the end of June, PruHealth covered approximately 175,000 lives.

Prudential UK’s strategy in Wholesale is to participate selectively in bulk annuity and back-book buyouts. Prudential UK will maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return.

Financial performance

In an environment of volatile capital and equity markets, a decline in the housing market and general economic uncertainty, Prudential UK has delivered a strong set of figures. Total UK APE sales in the first half of the year grew by 18 per cent to £430 million and new business profit increased 19 per cent to £129 million. Sales in the second quarter were 33 per cent higher than the same period last year. The average new business margin for the half-year was maintained at 30 per cent.
Retail sales of £398 million were 11 per cent higher than 2007. Individual annuities continued to deliver substantial sales volume. Sales growth was driven by strong performances in with-profits bonds and offshore products, supplemented by good sales of corporate pensions and encouraging growth in its equity release range. Prudential UK also completed a bulk annuity reinsurance contract with Goldman Sachs for the reinsurance of £30 million APE of Rothesay Life’s non profit annuity business. Prudential and Goldman Sachs will consider opportunities for future cooperation to provide joint solutions in selected situations in the defined benefit scheme risk management market.
Individual annuity sales at the half-year of £141 million were in line with those achieved in the first half of 2007 with the second quarter sales up four per cent up on the same period last year. This good performance in the second quarter was underpinned by a continued focus on the strong internal vestings pipeline which contributed more than 50 per cent of total individual annuity sales.
Prudential UK is now the market leader in the lifetime mortgage market with over a 25 per cent share in the second quarter of 2008, based on new business advances. Sales in the second quarter were 40 per cent higher than in the first quarter of 2008. Total half-year sales of £12 million were 71 per cent higher than the first half of 2007. Prudential UK is now seeing strong contributions from the intermediary and direct markets as well as steadily increasing draw-downs from existing customers

Prudential UK’s total retail with-profits business has performed very strongly across a range of products, with total sales of £183 million up 32 per cent on the first half of 2007. Sales of with-profits bonds of £48 million were up 182 per cent on the first half of 2007, reflecting the strength of Prudential’s with-profits fund performance and an increasing demand for this type of product.
Offshore sales of £34 million were up 48 per cent on the first half of 2007, driven by strong sales in the UK which have been reinforced with the launch of our new open architecture Portfolio Account in March 2008.

Half-year corporate pensions sales of £126 million were two per cent higher than those achieved in the same period last year. Existing accounts in the public sector performed strongly and we also secured Nationwide’s deposit based AVC (Additional Voluntary Contribution) business, affirming our status as a leading provider in this market. However, sales within Prudential UK’s shareholder-backed business, where pricing is extremely competitive and where it maintained its strict pricing discipline rather than matching competitor pricing, fell by 11 per cent.

Total new business profits of £129 million were 19 per cent higher than the same period in 2007. Retail new business profits grew by 10 per cent to £124 million. The Wholesale new business profit of £5 million reflects the bulk annuity contract completed with Goldman Sachs which met our target return criteria and was inclusive of the costs of the Wholesale operation. This performance demonstrates the continuing benefits of selectively participating in product lines that deliver sustained sales growth while at the same time maintaining a pricing discipline that ensures attractive returns. An average new business margin of 30 per cent was achieved in the first half of 2008, consistent with the same period last year.

EEV basis operating profit based on longer-term investment returns of £504 million, before restructuring costs of £5 million, was up nine per cent on the first half of 2007. The in-force operating profit of £375 million was up six per cent on the first half of 2007, although 2007 benefited from the £67 million positive operating assumption change reflecting the change in the long-term tax rate assumption from 30 per cent to 28 per cent.
Prudential UK continues to manage actively the retention of its in-force book. During 2008, experience at an aggregate level has been in line with our long-term assumptions.
IFRS operating profit increased 14 per cent to £286 million before restructuring costs of £4 million. This included £198 million of profits attributable to the with-profits business, reflecting strong long-term investment performance and its impact on terminal bonuses.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pension business in its life fund with other products backed by shareholder capital. There were no defaults in PRIL (Prudential Retirement Income Limited) in the first half of 2008 and PRIL has no direct exposure to the US sub-prime market.

The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was 15 per cent.

The agreement announced in 2007 with Capita to outsource a large proportion of Prudential UK’s in-force and new business policy administration commenced in April 2008. This agreement will deliver £60 million per annum of savings to Prudential UK and is an important element in achieving its total cost savings target of £195 million by the end of 2010. This contract also provides a significant reduction in long-term expense risk by providing certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years. Unit costs per policy are expected to reduce by over 30 per cent by 2011.

Financial Strength of the UK Long Term Fund

The PAC’s long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately £7.7 billion at 30 June 2008, before a deduction for the risk capital margin. The financial strength of PAC is rated AA+ (stable outlook) by Standard & Poor’s, Aa1 (negative outlook) by Moody’s and AA+ (stable outlook) by Fitch Ratings.

In the first half of the year, Prudential's with-profits life fund has been impacted by the difficult conditions in financial markets, with negative returns from its holdings in equities, property and bonds. The fund returned -6.8% gross in the first half of the year.

In the light of the significantly wider level of credit spreads in major markets, the decision was taken earlier in the year to progressively close the hedge on the fund's credit exposure that had been taken out in 2007 at a profit.

In anticipation of much higher volatility in financial markets, the decision was also taken to reduce Prudential’s equity exposure, for tactical purposes in that part of the fund attributed to the estate, which was beneficial.

Although market conditions remain extremely testing, they provide some value opportunities for investors with a long term investment horizon.

Business Unit Review

Asset Management

Global

The Group's asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths. However they continue to work together by managing money for each other with clear regional specialism, distribute each others' products and share knowledge and expertise, such as credit research.

Each business and its performance in the first half of 2008 is summarised below.

M&G

M&G is comprised of the M&G asset management business and Prudential Capital.

M&G Asset Management

M&G		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
Net investment flows	2,437	3,367	(28%)	3,367	(28%)
Revenue	235	225	4%	225	4%
Other income	12	14	(14%)	14	(14%)
Staff costs	(101)	(110)	8%	(110)	8%
Other costs	(42)	(33)	(27%)	(33)	(27%)
Underlying profit before Performance-related fees	104	96	8%	96	8%
Performance-related fees	9	12	(25%)	12	(25%)
Operating profit from M&G asset management operations	113	108	4%	108	4%
Operating profit from Prudential Capital	33	32	3%	32	3%
Total IFRS operating profit	146	140	4%	140	4%

Introduction

M&G is Prudential’s UK and European asset management business. It manages £ 159 billion of assets, of which £108 billion relate to Prudential’s long-term funds, £30 billion to wholesale and £21 billion to retail clients. M&G aims to maximise profitable growth by operating in areas of the retail and wholesale markets where it has a leading position and competitive advantage.

M&G’s core strategy is to focus on the delivery of superior investment performance in all classes in which it invests and thereby offer attractive products in a variety of macro-economic environments. As one of the largest active managers in the UK, M&G has expertise in all major asset classes and also has a leading position in a number of specialist areas such as leveraged loans, structured credit, infrastructure and macro investment.

M&G has a strong and well established presence in its home UK market. However, a growing proportion of its business is sourced from Europe, South Africa and Asia (distributed by Prudential Corporation Asia).

M&G’s diversity by client type, asset class and geography is central to the sustainability of its earnings in the current challenging environment. Stability is derived from the internal client and M&G’s long-established direct retail business, while growth opportunities are provided by geographic expansion, diversification into specialist investment areas and leadership in developing newer distribution opportunities such as third party on-line platforms.

M&G’s retail business aims to obtain maximum value from a single manufacturing function through a multi-channel, multi-geography distribution approach. Its wholesale business centres on leveraging the skills developed primarily for internal funds to create higher-margin products for external clients.

Financial performance

The markets in which M&G operates have endured a difficult period since the on-set of problems in the credit market in the second half of 2007. Declines in underlying value across asset classes have impacted funds under management, and hence revenue.

Against this challenging backdrop, M&G has delivered a strong first half performance, with an overall underlying profit result of £104 million, compared to £96 million in 2007.

In addition, M&G earned £9 million in performance related fees (2007; £12 million)

This profit performance was driven, in part, by the full year effect of new business won in 2007 as well as positive net sales of £2.4 billion received in the first half of 2008 (2007: £3.4 billion). This is a strong net positive result in market conditions that are dramatically different to those experienced in the first half of 2007.
Net retail fund inflows were £881 million (2007: £1.7 billion), a good result in a period where both the UK and European asset management industries saw much more significant fall in net flows. M&G’s wholesale net fund inflows also proved very resilient in the first half of 2008, with inflows of £1.6 billion (2007: £1.6 billion).

M&G believes that this success in winning and keeping business is primarily the result of strong investment performance. Over the three years to end June 2008, 71 per cent of M&G’s retail funds produced top or second quartile performance, representing 92 per cent of funds under management. M&G’s excellent performance is further underlined by a number of awards won in the first half of the year, including being named ‘Best Global Group’ by Investment Week and ‘Best Larger Equity Fund House’ by Morningstar. In addition the M&G Recovery and Global Basics funds have received Lipper awards in Switzerland, Austria, France, Germany, Italy and Spain.

Prudential Capital

Prudential Capital manages Prudential’s balance sheet for profit through leveraging Prudential’s market position. The business has three strategic objectives: to operate a first class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for Prudential and its clients.

Driven by strong securities lending performance, operating profits at the half year of £33 million was 3 per cent up against the same period in 2007. Dividends of £14 million were remitted to the holding company.

Asia Asset Management

Asia		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
Net investment flows	1,642	1,777	(8%)	1,662	(1%)
Total IFRS operating profit	29	34	(15%)	33	(12%)

Introduction

Prudential’s asset management business in Asia supports the insurance operations, and has established itself as an increasingly material retail business in its own right. Today it has retail operations in 10 markets and has more top five market share position than many other regional players in Asia.

Despite the downturn in the equity markets in the first half of 2008 product innovation has continued with the launch of a number of new funds. PruPIM Vietnam Fund is one of the country’s first institutional property funds. In Taiwan, the PCA Green Solution Fund was which seeks to deliver long-term capital growth by investing in climate change related global firms and is the country’s third largest IPO. In China, our joint venture with CITIC introduced its third fund, the Blue Chip Fund. PCA Asset Korea launched PCA Emerging Asia Equity Fund in the first quarter of 2008. In the second quarter, several structured funds were launched in response to the demand for lower-risk products.

We have also continued to expand the breadth and depth of our distribution network in Asia. PCA Asset Japan established our third relationship with a mega brokerage, this time with Nomura. In UAE, our business based in Dubai now has 15 distribution agreements.

Taiwan obtained three institutional mandates with FUM of £116 million in the first half of the year. This includes a domestic equity investment mandate from Taiwan's New Labor Pension Fund over a three year period.

Against a volatile market environment, we are taking the opportunity to enhance our investment processes and manufacturing capabilities. This is firstly achieved through strengthening the investment team by hiring talented and experienced portfolio managers and product specialists. Other efforts include enhancing our research coverage, developing new technology applications to facilitate product manufacturing and strengthening of active management of our portfolio risk. We are also building our capabilities to include opportunistically Latin American and other Europe, Middle East and Africa regions.

Financial performance

The Asian Fund Management business delivered £1.6 billion of net inflows in the first half of 2008. These were eight per cent lower compared to the same period in 2007 as India and Japan in particular have seen lower net equity flows in this period due to volatility of the equity markets. Of the £1.6 billion net flows, 57 per cent were in longer-term equity and fixed income products, and the remaining 43 per cent in shorter-term money market funds, compared to 23 per cent for the first half last year. Taiwan recorded the strongest inflows for the first half of this year.

Total third party funds under management were £15.7 billion, a decrease of nine per cent compared to the second half of 2007, but up five per cent on the first half 2007. Hong Kong, India and Taiwan were the main contributors to the year-on-year growth, with funds under management increasing by 27 per cent, 24 per cent and 17 per cent respectively.

Prudential has successfully built a material and profitable fund management business in Asia. Despite the dominance of domestic asset management houses in most Asian countries, our fund management business has established leadership positions in Asia. As of the end of May 2008, our businesses in India and Singapore have secured the second and third positions in the respective mutual fund markets. In Japan, our business is ranked second amongst foreign asset management companies in the market in terms of net fund flows gathered year-to-date. We remain confident that the business is in an ideal position to capitalize on the growth opportunities in Asia.

PPM America		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
Total IFRS operating profit	1	4	(75%)	4	(75%)

US Asset Management

PPM America manages assets for Prudential’s US, UK and Asian affiliates and provides investment services to other affiliated and unaffiliated institutional clients including collateralised debt obligations (CDOs), private equity funds, institutional accounts and mutual funds.

IFRS operating profit in the first half of 2008 was £ 1 million, down from £ 4 million in the same period in 2007 at CER due to losses on consolidated investment vehicles that more than offset continued growth of the fixed income portfolio managed on behalf of the US insurance operations.

Curian

Curian		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
Gross investment flows	339	316	7%	317	7%
Revenue	13	9	44%	9	44%
Costs	(13)	(11)	18%	(11)	18%
Total IFRS operating profit/ (loss)	0	(2)	(100%)	(2)	(100%)

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to build its position in the US retail asset management market with total assets under management at the end of June 2008 of £ 1.7 billion, consistent with year end 2007 at CER, as new deposits offset the impact of market declines during the first half of 2008.

Curian gross investment flows were £339 million in the first half of 2008, up 7 per cent on the same period of 2007.

US Broker Dealer

Broker dealer		CER		RER
	2008	2007	Change	2007	Change
	£m	£m	%	£m	%
Revenue	161	146	10%	146	10%
Costs	(156)	(141)	11%	(141)	11%
Total IFRS operating profit	5	5	0%	5	0%

National Planning Holdings , the Group’s US independent broker-dealer network, is comprises of four broker-dealer firms, INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

IFRS operating profit of £5 million was in line with half year 2007.

OTHER CORPORATE INFORMATION

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital will be used to meet obligations to existing policyholders and any excess acts as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.
The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Prudential announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through a reattribution. In June 2008 Prudential announced that it did not believe that it is in the interests of current or future policyholders or shareholders to continue the reattribution process. The WPSF has been consistently the top performing life fund in the UK for the past one, three, five and 10 years. Our overriding priority is to maintain the long-term financial security of the WPSF and to continue delivering strong performance for the benefit of our policyholders. The Policyholders share in any potential future distributions is on a 90:10 basis.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT

	Half year 2008 £m	Half year 2007* £m	Full year 2007* £m
Asian operations	579	520	1,103
US operations	360	351	635
UK operations:
UK insurance operations	504	462	859
M&G	146	140	254
	650	602	1,113
Other income and expenditure	(144)	(155)	(301)
Restructuring costs	(15)	0	(20)
Operating profit from continuing operations based on longer-term investment returns	1,430	1,318	2,530
Short-term fluctuations in investment returns	(1,949)	241	174
Mark to market value movements on core borrowings	171	113	223
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(98)	39	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(189)	275	748
(Loss) profit from continuing operations before tax (including actual investment returns)	(635)	1,986	3,670
Tax attributable to shareholders’ (loss) profit	162	(521)	(927)
(Loss) profit from continuing operations for the period after tax before minority interests	(473)	1,465	2,743
Discontinued operations (net of tax)	-	241	241
(Loss) profit for the period	(473)	1,706	2,984

Attributable to:
Equity holders of the Company	(475)	1,705	2,963
Minority interests	2	1	21
(Loss) profit for the period	(473)	1,706	2,984

Earnings per share (in pence)	Half year 2008	Half year 2007*	Full year 2007*
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority interests	41.6p	39.1p	74.5p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after minority interests)	(58.3)p	7.0p	6.1p
Adjustment for effect of mark to market value movements on core borrowings	6.9p	4.6p	9.1p
Adjustment for post-tax effect of shareholders' share of actuarial gains and losses on defined benefit pension schemes	(2.8)p	1.1p	(0.2)p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of options and guarantees (after minority interests)	(6.7)p	8.2p	21.8p
Based on (loss) profit from continuing operations after tax and minority interests	(19.3)p	60.0p	111.3p

Discontinued operations
Based on profit from discontinued operations after tax and minority interests	-	9.9p	9.9p

Based on (loss) profit for the period after tax and minority interests	(19.3)p	69.9p	121.2p

Average number of shares (millions)	2,465	2,437	2,445

Dividends per share (in pence)	Half year 2008	Half year 2007	Full year 2007
Dividends relating to reporting period:
Interim dividend (2008 and 2007)	5.99p	5.70p	5.70p
Final dividends (2007)	-	-	12.30p
Total	5.99p	5.70p	18.00p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	5.70p
Final dividend for prior year	12.30p	11.72p	11.72p
Total	12.30p	11.72p	17.42p

* See note 10.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS*

Results Analysis by Business Area	Half year 2008 £m	Half year 2007 CER** £m	Half year 2007 RER** £m	Full year 2007 RER** £m
Asian operations
New business	336	291	282	653
Business in force	217	219	211	393
Long-term business	553	510	493	1,046
Asset management	29	34	33	72
Development expenses	(3)	(6)	(6)	(15)
Total	579	538	520	1,103
US operations
New business	137	144	144	285
Business in force	217	200	200	342
Long-term business	354	344	344	627
Broker-dealer and asset management	6	9	9	13
Curian	0	(2)	(2)	(5)
Total	360	351	351	635
UK operations
New business	129	108	108	277
Business in force	375	354	354	582
Long-term business	504	462	462	859
M&G	146	140	140	254
Total	650	602	602	1,113
Other income and expenditure
Investment return and other income	38	13	13	45
Interest payable on core structural borrowings	(82)	(88)	(88)	(168)
Corporate expenditure:
Group Head Office	(79)	(58)	(58)	(129)
Asia Regional Head Office	(17)	(17)	(17)	(38)
Charge for share-based payments for Prudential schemes	(4)	(5)	(5)	(11)
Total	(144)	(155)	(155)	(301)
Restructuring costs	(15)	0	0	(20)
Operating profit from continuing operations based on longer-term investment returns	1,430	1,336	1,318	2,530

Analysed as profits (losses) from:
New business	602	543	534	1,215
Business in force	809	773	765	1,317
Long-term business	1,411	1,316	1,299	2,532
Asset management	181	181	180	334
Other results	(162)	(161)	(161)	(336)
Total	1,430	1,336	1,318	2,530

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in EEV profit attributable to shareholders. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these statements.

**The comparative results analysis by Business Area using previously Reported Exchange Rates (RER), after adjusting for the change in accounting policy for pension schemes, are as shown above. Also, to enable consistency with the basis of presentation of the Operating and Financial Review for profit items, additional half year 2007 comparative results on a Constant Exchange Rates (CER) basis, calculated by applying average exchange rates for the six months to 30 June 2008 are provided above.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' EQUITY (excluding minority interests)

	Half year 2008 £m	Half year 2007* £m	Full year 2007* £m
(Loss) profit for the period attributable to equity shareholders	(475)	1,705	2,963
Items taken directly to equity:
Exchange movements	35	(65)	64
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations	-	(2)	(2)
Movement on cash flow hedges	-	(3)	(3)
Related tax	14	(11)	3
Dividends	(304)	(288)	(426)
New share capital subscribed	137	117	182
Reserve movements in respect of share-based payments	14	9	18
Treasury shares:
Movement in own shares in respect of share-based payment plans	6	11	7
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	(8)	1	4
Mark to market value movements on Jackson assets backing surplus and required capital (note 2)	(42)	(15)	(13)
Net (decrease) increase in shareholders' equity	(623)	1,459	2,797
Shareholders' equity at beginning of period (excluding minority interests) - As previously reported	14,779	11,883	11,883
- Effect of accounting policy change for pension schemes (note 10)	(179)	(80)	(80)
- After change in accounting policy	14,600	11,803	11,803
Shareholders' equity at end of period (excluding minority interests)	13,977	13,262	14,600

Comprising:
Asian operations:
Net assets	3,831	3,012	3,837
Acquired goodwill	172	172	172
	4,003	3,184	4,009

US operations	3,709	3,544	3,686

UK operations:
Long-term business	5,956	6,308	6,497
M&G:
Net assets	193	287	271
Acquired goodwill	1,153	1,153	1,153
	7,302	7,748	7,921
Other operations:
Holding company net borrowings at market value (note 9)	(702)	(811)	(873)
Other net liabilities	(335)	(403)	(143)

Shareholders' equity at end of period (excluding minority interests)	13,977	13,262	14,600

*See note 10.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARISED CONSOLIDATED BALANCE SHEET

	30 Jun 2008 £m	30 Jun 2007** £m	31 Dec 2007** £m
Total assets less liabilities, excluding insurance funds	186,254	189,129	195,628
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	(180,702)	(183,342)	(189,566)
Less shareholders' accrued interest in the long-term business	8,425	7,475	8,538
	(172,277)	(175,867)	(181,028)

Total net assets	13,977	13,262	14,600

Share capital	124	123	123
Share premium	1,838	1,823	1,828
IFRS basis shareholders’ reserves	3,590	3,841	4,111
Total IFRS basis shareholders’ equity	5,552	5,787	6,062
Additional EEV basis retained profit	8,425	7,475	8,538

Shareholders' equity (excluding minority interests)	13,977	13,262	14,600

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

**See note 10.

NET ASSET VALUE PER SHARE (in pence)

Based on EEV basis shareholders' equity of £13,977m (£13,262m, £14,600m)	561p	539p	591p
Number of issued shares at end of reporting period (millions)	2,491	2,460	2,470

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

NOTES ON THE EEV BASIS RESULTS

(1)	Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

As regards the Group’s defined benefit pension schemes, the liabilities attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension Scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the amounts recognised as attributable to shareholders under IFRS, 10 per cent of the amounts attributable to the PAC with-profits fund are recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for the 2008 and 2007 half years are unaudited. Except for the change in accounting policy to reflect the principles of IFRIC 14 for pension schemes, as explained in note 10, the 2007 full year results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2007. The supplement included an unqualified audit report from the auditors.

(2)	Methodology

Embedded value
Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

- present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;
- locked-in (encumbered) capital; and
- shareholders' net worth in excess of encumbered capital

The value of future new business is excluded from the embedded value. In determining the embedded value or the profit before tax no smoothing of market account balance values, unrealised gains or investment returns is applied. Separately the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items.

Jackson debt securities

With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ funds as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held with the intent and ability to be retained for the longer term.

Fixed income securities backing the free surplus and required capital are accounted for at fair value. However, consistent with the treatment applied under IFRS for securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

(3)	Economic assumptions

(a)	Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. Except in respect of the projected returns on holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s US and UK long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential’s economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 6.0 per cent (half year 2007: 3.0 per cent to 5.8 per cent, full year 2007: 3.0 per cent to 6.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent above risk-free rates for all periods for which results are prepared in this report.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations

		Hong Kong					Malaysia		Singapore	Taiwan
	China	(notes iii, iv, v)	India	Indonesia	Japan	Korea	(notes iv, v)	Philippines	(notes iv,v)	(notes ii, v)	Thailand	Vietnam
30 Jun 2008%		%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	5.5	15.75	16.75	5.3	10.1	9.2	15.75	6.3	9.2	13.0	16.75
In force	11.75	5.6	15.75	16.75	5.3	10.1	9.2	15.75	6.7	9.6	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.7	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	3.9	9.25	10.25	2.15	6.1	6.5	9.25	4.25	5.5	6.75	10.25

		Hong Kong					Malaysia		Singapore	Taiwan
	China	(notes iii, iv, v)	India	Indonesia	Japan	Korea	(notes iv, v)	Philippines	(notes iv,v)	(notes ii, v)	Thailand	Vietnam
30 Jun 2007%		%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	12.0	6.5	16.5	17.5	5.3	10.1	9.7	16.5	7.1	8.6	13.75	16.5
In force	12.0	6.7	16.5	17.5	5.3	10.1	9.3	16.5	6.3	9.3	13.75	16.5
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	9.0	5.1	10.5	11.5	2.2	5.6	7.0	10.5	4.5	5.5	7.75	10.5

		Hong Kong					Malaysia		Singapore	Taiwan
	China	(notes iii, iv, v)	India	Indonesia	Japan	Korea	(notes iv, v)	Philippines	(notes iv, v)	(notes ii, v)	Thailand	Vietnam
31 Dec 2007%		%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	5.7	15.75	16.75	5.1	9.7	9.3	15.75	6.4	9.1	13.0	16.75
In force	11.75	6.0	15.75	16.75	5.1	9.7	9.1	15.75	6.8	9.8	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	4.1	9.25	10.25	2.0	5.8	6.5	9.25	4.25	5.5	6.75	10.25

	Asia total	Asia total	Asia total
	30 Jun 2008	30 Jun 2007	31 Dec 2007
	%	%	%
Weighted risk discount rate (note (i)):
New business	9.8	10.1	9.5
In force	8.8	8.7	8.7

Notes
Asian operations – economic assumptions

(i)

The weighted risk discount rates for Asian operations shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii)

For traditional business in Taiwan, the economic scenarios used to calculate the half year 2008, half year 2007 and full year 2007 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

The projections assume that in the average scenario, the current bond yields of around 2.7 per cent trend towards 5.5 per cent at 31 December 2013 (half year and full year 2007: around 2.5 per cent trend towards 5.5 per cent at 31 December 2013).

The projections for the Fund Earned Rate reflect the same approach as applied for half year and full year 2007 results with allowance made for the mix of assets in the fund, future investment strategy and further market depreciation of bonds held as a result of assumed future yield increases. The projections for the Fund Earned Rate alter for changes to these factors and the effects of movements in interest rates from period to period. After taking into account current bond yields, the assumption of the phased progression in bond yields and the factors described above, the average assumed Fund Earned Rate falls from 3.3 per cent for 2008 to 0.5 per cent in 2009 and remains below 3.3 per cent until 2012 (due to the depreciation of bond values as yields rise) and fluctuates around a target of 6.5 per cent after 2013.

Consistent with EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii)	The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(iv)	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Jun 2008	30 Jun 2007	31 Dec 2007
	%	%	%
Hong Kong	7.9	9.1	8.1
Malaysia	12.5	12.8	12.5
Singapore	9.3	9.3	9.3

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v)

For half year 2008 and full year 2007, cash rates were used in setting the risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business. For half year 2007, cash rates were used in setting the risk discount rates for these operations and for all Hong Kong business (ie. including US dollar denominated business).

US operations (Jackson)	30 Jun 2008	30 Jun 2007	31 Dec 2007
	%	%	%
Risk discount rate*:
New business	6.9	7.9	7.0
In force	5.9	7.3	6.0
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	1.75	1.75	1.75
US 10-year treasury bond rate at end of period	4.0	5.1	4.1
Pre-tax expected long-term nominal rate of return for US equities	8.0	9.1	8.1
Expected long-term rate of inflation	2.6	2.4	2.4

*The risk discount rates at 30 June 2008 for new business and business in-force for US operations reflect weighted rates based on underlying rates of 8.1% for variable annuity business and 4.8% for other business.

UK insurance operations	30 Jun 2008	30 Jun 2007	31 Dec 2007
	%	%	%
Risk discount rate (notes (i) and (iv)):
New business	8.7	8.7	7.3
In force	8.6	8.6	7.85
Pre-tax expected long-term nominal rates of investment return:
UK equities	9.2	9.3	8.55
Overseas equities	8.0 to 10.2	9.1 to 10.6	8.1 to 10.2
Property	7.4	7.8	6.8
Gilts	5.2	5.3	4.55
Corporate bonds – with-profits funds (notes (ii), (iv) and (v))	6.9	6.0	6.0
– other business (excluding annuities)	6.9	6.0	6.25
Expected long-term rate of inflation	4.1	3.1	3.2
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	8.3	8.3	7.85
Life business	7.4	7.4	6.9
Pre-tax expected long-term nominal rate of return for annuity business (note (iii)):
Fixed annuities	6.0 to 6.2	5.6 to 5.7	5.4 to 5.6
Linked annuities	5.6 to 5.9	5.2 to 5.4	5.0 to 5.2

Notes

(i)	The risk discount rates for new business and business in force for UK insurance operations reflect weighted rates based on the type of business.

(ii)

To take account of the current exceptional fixed interest market conditions, the assumed long-term rate of return for corporate bonds for half year 2008 for with-profits business has been determined by reference to observed credit spreads at 31 December 2007 rather than 30 June 2008.

(iii)

The pre-tax rates of return for annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults. The range of rates reflects the underlying assets of the portfolios for Prudential Retirement Income Limited (PRIL) and Prudential Annuities Limited, which is a subsidiary of the PAC with-profits fund.

(iv)	Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. Given the current exceptional fixed interest market conditions, and the company's expectation that the widening of credit spreads observed in the first half of 2008 will not be maintained, the company considers that it is most appropriate to assume an unchanged level of credit spreads, an unchanged level of longer term default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007.

For UK Annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the risk discount rate used. The appropriate EEV risk discount rate is set in order to equate the EEV with a "market consistent embedded value" including liquidity premium. The liquidity premium is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The allowance for credit risk at 30 June 2008 is made up of:

a.     16 b.p.s in respect of long term expected defaults; this is derived by applying Moody's data from 1970 onwards uplifted by between 100% (B) and 200% (AAA) according to credit rating, to PRIL's asset portfolio.

b.     8 b.p.s in respect of long term credit risk premium; this is derived by applying the 95th worst percentile from Moody's data from 1970 onwards, to PRIL's asset portfolio.

c.     19 b.p.s in respect of credit contingency reserve; this is taken to be 25% of the increase in credit spreads over swaps that has occurred since 31 December 2006. The 25% proportion was calculated at 31 December 2007 as being financially equivalent to a one notch downgrading of all of PRIL's assets, the notches being AAA, AA, A, BBB+, BBB, BBB-, BB.

Pillar I reserves are calculated using a similar allowance for credit risk. The credit contingency reserve is intended to allow for the short-term increase in credit spreads, and it is assumed for EEV reporting that it will be released in the short term, so having no cost of capital.

The overall allowance for credit risk is prudent by comparison with historic rates of default. The resulting liquidity premium is 101 b.p.s over gilts for fixed annuities and 60 b.p.s over gilts for inflation linked annuities.

(v)	The assumed long-term rate for corporate bonds for full year 2007 for with-profits business was determined after taking account of the purchase of credit default swaps.

(b)      Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations
The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 25 per cent across all reporting periods and the volatility of government bond yields ranges from 1.2 per cent to 2.5 per cent (half year 2007: 1.4 per cent to 2.5 per cent, full year 2007: 1.3 per cent to 2.5 per cent).

US operations (Jackson)

•	Interest rates are projected using a log-normal generator calibrated to actual market data;

•	Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•

Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent (half year 2007: 19.2 per cent to 28.6 per cent, full year 2007: 18.6 per cent to 28.1 per cent) depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to 1.6 per cent (half year 2007: 1.4 per cent to 2.0 per cent, full year 2007: 1.4 per cent to 1.7 per cent).

UK insurance operations

•	Interest rates are projected using a two-factor model calibrated to actual market data;

•	The risk premium on equity assets is assumed to follow a log-normal distribution;

•	The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•

Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to all periods are as follows:

%
Equities:
UK	18.0
Overseas	16.0
Property	15.0

(4)	Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements.

•

Asian operations: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is broadly equivalent to the amount required under the Insurance Groups Directive (IGD).

•

US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement.

•

UK insurance operations: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements.

(5)	Margins on new business premiums

Half year 2008	New Business Premiums		Annual Premium and Contribution Equivalents	Present Value of New Business Premiums	Pre-Tax New Business	New Business Margin
	Single	Regular	(APE)	(PVNBP)	Contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations	1,037	623	727	3,864	336	46	8.7
US operations	3,453	11	356	3,537	137	38	3.9
UK insurance operations	3,125	117	430	3,585	129	30	3.6
Total	7,615	751	1,513	10,986	602	40	5.5

	New Business Premiums		Annual Premium and Contribution Equivalents	Present Value of New Business Premiums	Pre-Tax New Business	New Business Margin
	Single	Regular	(APE)	(PVNBP)	Contribution	(APE)	(PVNBP)
Half year 2007 (CER)	£m	£m	£m	£m	£m	%	%
Asian operations	828	556	639	3,397	291	46	8.6
US operations	3,418	9	351	3,483	144	41	4.1
UK insurance operations	2,441	119	363	2,905	108	30	3.7
Total	6,687	684	1,353	9,785	543	40	5.5

Half year 2007 (RER)	New Business Premiums		Annual Premium and Contribution Equivalents	Present Value of New Business Premiums	Pre-Tax New Business	New Business Margin
	Single	Regular	(APE)	(PVNBP)	Contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations	784	541	619	3,286	282	46	8.6
US operations	3,425	9	352	3,490	144	41	4.1
UK insurance operations	2,441	119	363	2,905	108	30	3.7
Total	6,650	669	1,334	9,681	534	40	5.5

Full year 2007 (RER)	New Business Premiums		Annual Premium and Contribution Equivalents	Present Value of New Business Premiums	Pre-Tax New Business	New Business Margin
	Single	Regular	(APE)	(PVNBP)	Contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations	1,820	1,124	1,306	7,007	653	50	9.3
US operations	6,515	19	671	6,666	285	42	4.3
UK insurance operations	6,632	234	897	7,629	277	31	3.6
Total	14,967	1,377	2,874	21,302	1,215	42	5.7

New business margins are shown on two bases, namely the margins by reference to Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

The table of new business premiums and margins above excludes SAIF Department of Work and Pensions rebate premiums.

In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions represent profits determined by applying the economic and non-economic assumptions as at the end of the reporting period.

(6)	Short-term fluctuations in investments returns

	Half year	Half year	Full year
	2008	2007	2007
	£m	£m	£m
Insurance operations
Asia (note (i))	(536)	54	226
US (note (ii))	(297)	68	(9)
UK (note (iii))	(959)	98	(42)
Other (note (iv))	(157)	21	(1)
Total	(1,949)	241	174

Notes

(i) The short-term fluctuations in investment returns for Asian operations of £(536)m for half year 2008 principally arose in Vietnam of £(151)m, Singapore of £(103)m, Taiwan of £(84)m and Hong Kong of £(59)m. For Vietnam, the negative short-term fluctuation reflects the substantial falls in equity and bond markets. The short-term fluctuation in Taiwan principally reflects the equity market fall and a £29m value reduction for an investment in a CDO fund. For Singapore and Hong Kong, the short-term fluctuations reflect the effect of equity market falls on unit-linked and with-profit business. For unit-linked business, the short-term fluctuation in investment returns reflects the reduction in the value of the asset base and the consequent effect on the projection of future management fees. For with-profits business, the short-term fluctuation reflects the difference between the shareholders' 10 per cent interest in the value movements on the assets and the unwind of discount on the opening shareholders' interest in the surplus.

(ii) The short-term fluctuations in investment returns for US operations primarily reflect the impact of impairment losses on debt securities and the effects on the value of variable annuity business of adverse movements in US equity markets. The fluctuations for US operations comprise the following items:

	Half year 2008	Half year 2007	Full year 2007
	£m	£m	£m
Realised impairment losses:
Actual	(108)	(19)	(78)
Less: Risk margin charge included in operating profit	23	24	48
	(85)	5	(30)
Loss due to changed expectation of profits from fees on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity*	(138)	30	(16)
Actual less longer-term return on equity-type securities	(43)	45	51
Other	(31)	(12)	(14)
	(297)	68	(9)

*This adjustment arises due to the market returns being lower or higher than the assumed longer-term rate of return. This gives rise to lower or higher than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For half year 2008 market returns were (9.1) per cent compared to the assumed longer-term rate of return of 3.8 per cent.

(iii) The charge for short-term fluctuations in investment returns for UK insurance operations comprise £855m relating to the PAC with-profits fund and £104m relating to shareholder-backed business. For with-profits business, the short-term fluctuation reflects the difference between the shareholders’ 10 per cent interest in the value movements on the assets and the unwind of discount on the opening shareholders' interest in the surplus. For half year 2008 the actual investment return was (6.8) per cent compared to a gross long-term assumed rate for the first six months of 4.1 per cent.

(iv) The short-term fluctuations for Other are explained in note D(i) in the IFRS basis Financial Statements contained in this announcement.

(7)	Effect of changes in economic assumptions and time value of cost of options and guarantees

The (losses) profits on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the (loss) profit from continuing operations before tax (including actual investment returns) arise as follows:

	Half year 2008			Half year 2007			Full year 2007
		Change in			Change in			Change in
		time value			time value			time value
	Change in economic	of cost of options and		Change in economic	of cost of options and		Change in economic	of cost of options and
	assumptions	guarantees	Total	assumptions	guarantees	Total	assumptions	guarantees	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Asian operations (note (i))	(120)	(14)	(134)	18	(1)	17	201	9	210
US operations (note (ii))	23	2	25	(46)	8	(38)	81	8	89
UK insurance operations (note (iii))	(78)	(2)	(80)	281	15	296	466	(17)	449
Total	(175)	(14)	(189)	253	22	275	748	0	748

Notes

(i)

The effect of changes in economic assumptions for Asian operations of a charge of £(120)m for half year 2008 arises principally in Taiwan of £(87)m, reflecting the increased cost of a higher economic capital requirement, which results from an increased weighting of the projected asset mix toward bonds with a longer duration and a resulting impact on volatility of returns.

(ii)

The effect of changes in economic assumptions for US operations of a credit of £23m for half year 2008 principally reflect a change in assumption to allow for the widening of credit spreads during the first half of 2008. The higher credit spreads allow for higher reinvestment and credited rates over time, maintaining spread, but reducing cost of guarantees as the credited rates move further away from minimum guaranteed levels.

(iii)

The effect of changes in economic assumptions for UK insurance operations for half year 2008 reflects the maintenance of credit spreads as described in note 3(a) (iv) for the PAC with-profits fund. The charge of £(78)m reflects movements in assumed fund earned rates and risk discount rates, principally arising from the 0.65 per cent increase in gilt rates and other minor adjustments.

(8)	Taiwan - effect of altered economic assumptions and sensitivity of results to future market conditions

For the half year 2008 results, as explained in note 3(a)(ii), the expected long-term bond yield has been maintained at 5.5 per cent to be achieved by 31 December 2013.

The sensitivity of the embedded value at 30 June 2008 of the Taiwan operation to altered economic assumptions and future market conditions to:

(a)

a one per cent increase or decrease in the projected long-term bond yield, (including all consequential changes to investment returns for all classes, market values of fixed interest assets and risk discount rates), is an increase (decrease) of £58m and £(96)m respectively (half year 2007: £83m and £(134)m, full year 2007: £67m and £(91)m); and

(b)

a one per cent increase or decrease in the starting bond rate for the progression to the assumed long-term rate is an increase (decrease) of £94m and £(71)m respectively (half year 2007: £92m and £(100)m, full year 2007: £73m and £(57)m).

If it had been assumed in preparing the half year 2008 results that interest rates remained at the current level of around 2.7% until 31 December 2009 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of £(61)m.

(9)	Holding company net borrowings at market value

Holding company net borrowings at market value comprise:

	30 Jun 2008	30 Jun 2007 RER	31 Dec 2007 RER
	£m	£m	£m
Holding company borrowings:
IFRS basis	(2,401)	(2,289)	(2,367)
Mark to market value adjustment	201	(68)	38
EEV basis	(2,200)	(2,357)	(2,329)
Holding company* cash and short-term investments	1,498	1,546	1,456
Holding company net borrowings	(702)	(811)	(873)

*Including central finance subsidiaries.

(10)	Adoption of altered policy for pension schemes to reflect the principles of IFRIC 14

To provide consistency, the EEV basis results reflect the altered IFRS policy for pension schemes to reflect the principles of IFRIC 14. The impact of the change is as follows:

	Half year 2008			Half year 2007			Full year 2007
	Previous basis	Effect of change	Revised basis	As published	Effect of change	After change	As published	Effect of change	After change
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit from continuing operations based on longer-term investment returns	1,448	(18)	1,430	1,326	(8)	1,318	2,542	(12)	2,530

Short-term fluctuations in investment returns	(1,949)		(1,949)	241		241	174		174

Mark to market value movements on core borrowings	171		171	113		113	223		223

Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(209)	111	(98)	125	(86)	39	116	(121)	(5)

Effect of changes in economic assumptions and time value of cost of options and guarantees	(189)		(189)	275		275	748		748
(Loss) profit before tax	(728)	93	(635)	2,080	(94)	1,986	3,803	(133)	3,670

Tax	188	(26)	162	(545)	24	(521)	(961)	34	(927)
(Loss) profit after tax	(540)	67	(473)	1,535	(70)	1,465	2,842	(99)	2,743
Discontinued operations	-	-	-	241	-	241	241	-	241
Less minority interests	(2)	-	(2)	(1)	-	(1)	(21)	-	(21)
(Loss) profit for the period	(542)	67	(475)	1,775	(70)	1,705	3,062	(99)	2,963
Other movements in reserves	(148)	-	(148)	(246)	-	(246)	(166)	-	(166)
Shareholders’ equity at the beginning of the period	14,779	(179)	14,600	11,883	(80)	11,803	11,883	(80)	11,803
Shareholders’ equity at the end of the period	14,089	(112)	13,977	13,412	(150)	13,262	14,779	(179)	14,600

The changes reflect the aggregate of those under IFRS, as shown in note O to the Group IFRS financial statements, and the shareholders 10 per cent interest in the PAC with-profits element of the effect of the change in accounting policy reflected under EEV reporting.

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS     (note (i))

	Insurance products			Investment products			Total
	Half year 2008 £m	Half year 2007 £m	Full year 2007 £m	Half year 2008 £m	Half year 2007 £m	Full year 2007 £m	Half year 2008 £m	Half year 2007 £m	Full year 2007 £m
Asian operations	1,660	1,325	2,944	22,843	17,471	38,954	24,503	18,796	41,898
US operations	3,464	3,434	6,534	27	19	60	3,491	3,453	6,594
UK operations	3,242	2,560	6,866	7,491	7,519	14,745	10,733	10,079	21,611
Group Total	8,366	7,319	16,344	30,361	25,009	53,759	38,727	32,328	70,103

INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS (note (i))

Single	Regular	Annual Premium and Contribution Equivalents (APE)	Present Value of New Business Premiums (PVNBP)

	Half year 2008 £m	Half year 2007 £m	Full year 2007 £m	Half year 2008 £m	Half year 2007 £m	Full year 2007 £m	Half Year 2008 £m	Half year 2007 £m	Full year 2007 £m	Half Year 2008 £m	Half year 2007 £m	Full year 2007 £m
Asian operations
China (note (iv))	35	19	72	15	20	40	18	22	47	111	112	268
Hong Kong	346	199	501	78	54	117	113	74	167	834	493	1,196
India (Group's 26% interest)	40	16	26	122	81	177	126	83	180	450	340	728
Indonesia	68	35	118	81	43	109	88	46	121	336	178	494
Japan	68	52	122	21	11	22	28	16	34	163	97	214
Korea	50	72	179	118	113	241	123	120	259	594	608	1,267
Malaysia	14	9	41	38	32	78	39	33	82	225	186	472
Singapore	276	306	593	37	30	67	65	61	126	547	484	1,047
Taiwan	130	63	132	84	136	218	97	142	231	507	711	1,121
Other	10	13	36	29	21	55	30	22	59	97	77	200
Total Asian operations	1,037	784	1,820	623	541	1,124	727	619	1,306	3,864	3,286	7,007
US operations
Fixed annuities	635	291	573	-	-	-	63	29	57	635	291	573
Fixed index annuities	196	220	446	-	-	-	20	22	45	196	220	446
Variable annuities	1,797	2,243	4,554	-	-	-	180	224	455	1,797	2,243	4,554
Life	4	3	7	11	9	19	11	10	20	88	68	158
Guaranteed Investment Contracts	505	133	408	-	-	-	50	13	41	505	133	408
GIC-Medium Term Notes	316	535	527	-	-	-	32	54	53	316	535	527
Total US operations	3,453	3,425	6,515	11	9	19	356	352	671	3,537	3,490	6,666
UK operations
Product summary
Internal vesting annuities	721	687	1,399	-	-	-	72	69	140	721	687	1,399
Direct and partnership annuities	373	431	842	-	-	-	37	43	84	373	431	842
Intermediated annuities	315	282	589	-	-	-	32	28	59	315	282	589
Total individual annuities	1,409	1,400	2,830	-	-	-	141	140	283	1,409	1,400	2,830
Equity release	117	67	156	-	-	-	12	7	16	117	67	156
Individual pensions	32	18	38	1	-	1	4	2	5	35	20	42
Corporate pensions	94	107	283	38	42	84	47	53	112	280	296	737
Unit-linked bonds	67	138	243	-	-	-	7	14	24	67	138	243
With-profit bonds	418	114	297	-	-	-	42	11	30	418	114	297
Protection	-	-	-	3	2	5	3	2	5	16	14	26
Offshore products	321	205	434	2	2	4	34	22	47	331	215	455
Total retail retirement	2,458	2,049	4,281	44	46	94	290	251	522	2,673	2,264	4,786
Corporate pensions	173	110	198	62	60	115	79	71	135	376	314	604
Other products	77	100	190	11	13	25	19	23	44	119	145	276
DWP rebates	103	129	143	-	-	-	10	13	14	103	129	143
Total mature life and pensions	353	339	531	73	73	140	108	107	193	598	588	1,023
Total retail	2,811	2,388	4,812	117	119	234	398	358	715	3,271	2,852	5,809
Wholesale annuities (note (iii))	307	38	1,799	-	-	-	31	4	180	307	38	1,799
Credit life	7	15	21	-	-	-	1	1	2	7	15	21
Total UK operations	3,125	2,441	6,632	117	119	234	430	363	897	3,585	2,905	7,629
Channel Summary
Direct and partnership	1,147	1,151	2,385	105	106	209	220	221	448	1,555	1,567	3,288
Intermediated	1,562	1,108	2,284	12	13	25	169	124	253	1,614	1,156	2,378
Wholesale (note (iii))	313	53	1,820	-	-	-	31	5	182	313	53	1,820
Sub-total	3,022	2,312	6,489	117	119	234	420	350	883	3,482	2,776	7,486
DWP rebates	103	129	143	-	-	-	10	13	14	103	129	143
Total UK operations	3,125	2,441	6,632	117	119	234	430	363	897	3,585	2,905	7,629
Group Total	7,615	6,650	14,967	751	669	1,377	1,513	1,334	2,874	10,986	9,681	21,302

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT (note (ii))

	1 Jan 2008	Market gross inflows	Redemptions	Market and other movements	30 Jun 2008
	£m	£m	£m	£m	£m
Asian operations	17,393	22,843	(21,201)	(3,349)	15,686
US operations	55	27	(15)	(5)	62
UK operations	51,221	7,491	(5,054)	(1,959)	51,699
Group Total	68,669	30,361	(26,270)	(5,313)	67,447

Notes

(i)

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

APEs are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii)

Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail asset management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(iii)

The table for full year 2007 above includes the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7bn. The transfer represented an APE of £174m.

(iv)

Subsequent to 29 September 2007, and following the change in management stipulated in the original agreement, CITIC-Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group’s life operation in China, has been accounted for as a joint venture. Prior to this date, CITIC-Prudential was consolidated as a subsidiary undertaking. The amounts in the table above include 100% of the premiums for this operation up to 29 September 2007 and 50% thereafter, being the Group’s share after this date.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT

	Half year 2008 £m	Half year 2007** £m	Full year 2007** £m
Earned premiums, net of reinsurance	8,926	7,903	18,188
Investment return (note C)	(9,752)	8,258	12,225
Other income	453	1,094	2,457
Total revenue, net of reinsurance (note C)	(373)	17,255	32,870

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	1,479	(14,177)	(26,785)
Acquisition costs and other operating expenditure	(1,763)	(2,350)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(82)	(88)	(168)
Total charges, net of reinsurance (note C)	(366)	(16,615)	(31,812)

(Loss) profit before tax ( being tax attributable to shareholders’ and policyholders’ returns )* (note C)	(739)	640	1,058
Tax attributable to policyholders' returns	637	15	5
(Loss) profit before tax attributable to shareholders (note D)	(102)	655	1,063
Tax credit (expense) (note E)	625	(219)	(349)
Less: tax attributable to policyholders' returns	(637)	(15)	(5)
Tax attributable to shareholders' (loss) profit (note E)	(12)	(234)	(354)

(Loss) profit from continuing operations after tax (note C)	(114)	421	709
Discontinued operations (net of tax) (note N)	-	241	241
(Loss) profit for the period	(114)	662	950

Attributable to:
Equity holders of the Company	(116)	661	947
Minority interests	2	1	3
(Loss) profit for the period	(114)	662	950

Earnings per share (in pence)	Half year 2008	Half year 2007**	Full year 2007**
Basic (based on 2,465m, 2,437m and 2,445m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company (note F)	(4.7)p	17.2p	28.8p
Based on profit from discontinued operations attributable to the equity holders of the Company	-	9.9p	9.9p
	(4.7)p	27.1p	38.7p

Diluted (based on 2,466m, 2,440m and 2,448m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(4.7)p	17.2p	28.8p
Based on profit from discontinued operations attributable to the equity holders of the Company	-	9.9p	9.8p
	(4.7)p	27.1p	38.6p

* This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.
**To reflect the principles of IFRIC 14, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note O explains the effect of the change.

Dividends per share (in pence)	Half year 2008	Half year 2007	Full year 2007
Dividends relating to reporting period:
Interim dividend (2008 and 2007) (note G)	5.99p	5.70p	5.70p
Final dividend (2007)	-	-	12.30p
Total	5.99p	5.70p	18.00p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	5.70p
Final dividend for prior year	12.30p	11.72p	11.72p
Total	12.30p	11.72p	17.42p

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                          Period ended 30 June 2008

	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Loss for the period			(116)			(116)	2	(114)
Items recognised directly in equity:
Exchange movements				32		32		32
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale
Unrealised holding losses arising during the period					(774)	(774)		(774)
Less net losses included in the income statement on disposal and impairment					97	97		97
Total					(677)	(677)		(677)
Related change in amortisation of deferred income and acquisition costs					244	244		244
Related tax				14	148	162		162
Total items of income and expense recognised directly in equity				46	(285)	(239)		(239)
Total income and expense for the period			(116)	46	(285)	(355)	2	(353)
Dividends			(304)			(304)		(304)
Reserve movements in respect of share-based payments			14			14		14
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds							(6)	(6)

Share capital and share premium
New share capital subscribed	1	136				137		137
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(126)	126

Treasury shares
Movement in own shares in respect of share-based payment plans			6			6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			(8)			(8)		(8)
Net increase (decrease) in equity	1	10	(282)	46	(285)	(510)	(4)	(514)

At beginning of period:
As previously published	123	1,828	4,440	(112)	(78)	6,201	102	6,303
Effect of accounting policy change for pension schemes to reflect the principles of IFRIC 14 (note O)			(139)			(139)		(139)
After change of accounting policy	123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of period	124	1,838	4,019	(66)	(363)	5,552	98	5,650

	Period ended 30 June 2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the period			661				661	1	662

Items recognised directly in equity:
Exchange movements				(21)			(21)		(21)
Movement on cash flow hedges						(3)	(3)		(3)
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale
Unrealised holding losses arising during the period					(287)		(287)		(287)
Less net gains included in the income statement on disposal and impairment					(3)		(3)		(3)
Total					(290)		(290)		(290)
Related change in amortisation of deferred income and acquisition costs					120		120		120
Related tax				(12)	59	1	48		48
Total items of income and expense recognised directly in equity				(33)	(113)	(2)	(148)		(148)
Total income and expense for the period			661	(33)	(113)	(2)	513	1	514
Dividends			(288)				(288)		(288)
Reserve movements in respect of share-based payments			9				9		9
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(38)	(38)

Share capital and share premium
New share capital subscribed	1	116					117		117
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(115)	115

Treasury shares
Movement in own shares in respect of share-based payment plans			11				11		11
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1
Net increase (decrease) in equity	1	1	509	(33)	(113)	(2)	363	(37)	326

At beginning of period:
As previously published	122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of accounting policy change for pension schemes to reflect the principles of IFRIC 14 (note O)			(64)				(64)		(64)
After change of accounting policy	122	1,822	3,576	(125)	27	2	5,424	132	5,556
At end of period	123	1,823	4,085	(158)	(86)	0	5,787	95	5,882

	Year ended 31 December 2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year			947				947	3	950

Items recognised directly in equity:
Exchange movements				11			11		11
Movement on cash flow hedges						(3)	(3)		(3)
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale
Unrealised holding losses arising during the year					(231)		(231)		(231)
Less net gains included in the income statement on disposal and impairment					(13)		(13)		(13)
Total					(244)		(244)		(244)
Related change in amortisation of deferred income and acquisition costs					88		88		88
Related tax				2	53	1	56		56
Total items of income and expense recognised directly in equity				13	(105)	(2)	(94)		(94)
Total income and expense for the year			947	13	(105)	(2)	853	3	856
Dividends			(426)				(426)	(5)	(431)
Reserve movements in respect of share-based payments			18				18		18
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(28)	(28)

Share capital and share premium
New share capital subscribed	1	181					182		182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(175)	175

Treasury shares
Movement in own shares in respect of share-based payment plans			7				7		7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			4				4		4
Net increase (decrease) in equity	1	6	725	13	(105)	(2)	638	(30)	608

At beginning of year:
As previously published	122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of accounting policy change for pension schemes to reflect the principles of IFRIC 14 (note O)			(64)				(64)		(64)
After change of accounting policy	122	1,822	3,576	(125)	27	2	5,424	132	5,556
At end of year	123	1,828	4,301	(112)	(78)	0	6,062	102	6,164

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

SUMMARY CONSOLIDATED BALANCE SHEET

	30 Jun 2008 £m	30 Jun 2007* £m	31 Dec 2007* £m
Assets

Intangible assets attributable to shareholders:
Goodwill	1,341	1,341	1,341
Deferred acquisition costs and other intangible assets	3,290	2,693	2,836
Total	4,631	4,034	4,177

Intangible assets attributable to the PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	1,145	192
Deferred acquisition costs	18	40	19
Total	192	1,185	211
Total	4,823	5,219	4,388

Other non-investment and non-cash assets:
Property, plant and equipment	1,038	1,107	1,012
Reinsurers' share of insurance contract liabilities	971	1,092	783
Deferred tax assets	1,250	699	951
Current tax recoverable	244	332	285
Accrued investment income	2,209	1,980	2,023
Other debtors	1,108	2,013	941
Total	6,820	7,223	5,995

Investments of long-term business and other operations:
Investment properties	13,529	14,149	13,688
Investments accounted for using the equity method	16	14	12
Financial investments:
Loans	8,719	5,441	7,924
Equity securities and portfolio holdings in unit trusts	75,876	83,819	86,157
Debt securities	83,806	80,211	83,984
Other investments	4,528	6,737	4,396
Deposits	8,194	7,519	7,889
Total	194,668	197,890	204,050

Held for sale assets	-	286	30
Cash and cash equivalents	4,844	4,500	4,951
Total assets (note H)	211,155	215,118	219,414

Equity and liabilities

Equity
Shareholders' equity (note J)	5,552	5,787	6,062
Minority interests	98	95	102
Total equity	5,650	5,882	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	169,113	170,038	176,390
Unallocated surplus of with-profits funds	12,560	14,396	13,959
Total	181,673	184,434	190,349

Core structural borrowings of shareholder-financed operations:
Subordinated debt	1,603	1,492	1,570
Other	923	921	922
Total (note K)	2,526	2,413	2,492
Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note L)	2,908	2,605	3,081
Borrowings attributable to with-profits funds (note L)	937	2,122	987

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	5,053	4,381	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,755	3,406	3,556
Current tax liabilities	952	1,033	1,237
Deferred tax liabilities	2,843	3,573	3,402
Accruals and deferred income	773	477	599
Other creditors	1,956	2,029	1,020
Provisions	488	503	575
Other liabilities	1,641	2,260	1,871
Total	17,461	17,662	16,341
Total liabilities	205,505	209,236	213,250
Total equity and liabilities (note H)	211,155	215,118	219,414

*To reflect the principles of IFRIC 14, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note O explains the effect of the change.

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Half year 2008 £m	Half year 2007* £m	Full year 2007* £m
Cash flows from operating activities
(Loss) profit before tax from continuing operations ( being tax attributable to shareholders’ and policyholders’ returns ) (note (i))	(739)	640	1,058
Profit before tax from discontinued operations (note N)	-	222	222
Total (loss) profit before tax	(739)	862	1,280
Changes in operating assets and liabilities (note (ii))	1,236	366	551
Other items (note (ii))	(325)	(764)	(693)
Net cash flows from operating activities	172	464	1,138 .
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(55)	(137)	(170)
Acquisition of subsidiaries, net of cash balances (note (iii))	-	(77)	(77)
Disposal of Egg, net of cash balances (note (iv))	-	(538)	(538)
Disposal of other subsidiaries, net of cash balances (note (iii))	-	157	157
Deconsolidation of investment subsidiaries (note (v))	-	-	(91)
Net cash flows from investing activities	(55)	(595)	(719)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note (vi)):
Redemption	-	(150)	(150)
Interest paid	(91)	(104)	(171)
With-profits operations (note (vii)):
Interest paid	(9)	-	(9)
Equity capital (note (viii)):
Issues of ordinary share capital	10	1	6
Dividends paid	(177)	(171)	(255)
Net cash flows from financing activities	(267)	(424)	(579)

Net decrease in cash and cash equivalents	(150)	(555)	(160)
Cash and cash equivalents at beginning of period	4,951	5,071	5,071
Effect of exchange rate changes on cash and cash equivalents	43	(16)	40
Cash and cash equivalents at end of period (note (ix))	4,844	4,500	4,951

*To reflect the principles of IFRIC 14, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note O explains the effect of the change.

Notes

(i)	This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

(ii)

The adjusting items to profit before tax include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, including operational interest receipts and payments, dividend receipts, and tax paid. The figure of £(325)m for other items at half year 2008 includes tax paid of £(325)m with other items netting to nil. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Half year 2008 £m	Half year 2007* £m	Full year 2007* £m
Deferred acquisition costs (excluding changes taken directly to equity)	(464)	(277)	(353)
Other non-investment and non-cash assets	(742)	(644)	(122)
Investments	9,166	(7,189)	(11,730)
Policyholder liabilities (including unallocated surplus)	(9,194)	7,040	11,845
Other liabilities (including operational borrowings)	2,470	1,436	911
Changes in operating assets and liabilities	1,236	366	551

(iii)	Acquisitions and disposals of subsidiaries shown above for 2007 include venture fund and other investment subsidiaries of the PAC with-profits fund.

(iv)

The amount of £(538)m in respect of the disposal of Egg in 2007, net of cash balances, represents the net sale proceeds of £527m less cash and cash equivalents of £1,065m held by Egg and transferred on disposal.

(v)

In November 2007, the Company sold its venture fund management subsidiary, PPM Capital. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

(vi)

Structural borrowings of shareholder-financed operations consist of the core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vii)

Structural borrowings of with-profits operations relate solely to the £100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture fund investment subsidiaries and other consolidated investment vehicles, are categorised as operating activities in the presentation above.

(viii)	Cash movements in equity capital exclude scrip dividends.

(ix)

Of the cash and cash equivalents amounts reported above, £361m (half year 2007: £377m, full year 2007: £339m) represents cash and cash equivalents of the holding company and central finance subsidiaries

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE STATUTORY IFRS BASIS RESULTS

A	Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2008 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the EU or that are applicable or available for early adoption for the next annual financial statements and other policy improvements.

The IFRS basis results for the 2008 and 2007 half years are unaudited. Except for the change of accounting policy explained in notes B and O, the 2007 full year IFRS basis results have been derived from the 2007 statutory accounts. The auditors have reported on the 2007 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

B	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2007, except for the change in the accounting policy for pension schemes to reflect the principles of IFRIC 14 “The limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction” (see note O).

C	Segment disclosure

	Half year 2008	Half year 2007	Full year 2007
	£m	£m	£m
Revenue
Insurance operations	(799)	16,616	31,555
Asset management	531	682	1,397
Unallocated corporate	31	98	186
Intra-group revenue eliminated on consolidation	(136)	(141)	(268)
Total revenue, net of reinsurance, per income statement	(373)	17,255	32,870

Analysed as:
Investment return**	(9,752)	8,258	12,225
Other items	9,379	8,997	20,645
	(373)	17,255	32,870

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Insurance operations, including post-tax transfers to unallocated surplus of with-profits funds	247	(16,076)	(30,533)
Asset management	(416)	(479)	(1,053)
Unallocated corporate	(333)	(201)	(494)
Intra-group charges eliminated on consolidation	136	141	268
Total charges per income statement	(366)	(16,615)	(31,812)

Segment results - revenue less charges (continuing operations)
Insurance operations	(552)	540	1,022
Asset management	115	203	344
Unallocated corporate	(302)	(103)	(308)
(Loss) profit before tax* ( being tax attributable to shareholders’ and policyholders’ returns )	(739)	640	1,058
Tax attributable to policyholders' returns	637	15	5
(Loss) profit before tax attributable to shareholders (note D)	(102)	655	1,063
Tax attributable to shareholders' (loss) profit	(12)	(234)	(354)
(Loss) profit from continuing operations after tax	(114)	421	709

Segment results - discontinued operations (net of tax)
Banking (note N)	-	241	241
(Loss) profit for the period	(114)	662	950

* This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

** Investment return principally comprises
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and

- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

D	Supplementary analysis of profit from continuing operations before tax attributable to shareholders

This information is provided as supplementary information under the Group’s accounting policies.

	Half year 2008	Half year 2007	Half year 2007	Full year 2007
Results analysis by business area		CER*	RER*	RER*
	£m	£m	£m	£m
Asian operations
Insurance operations	102	80	76	189
Asset management	29	34	33	72
Development expenses	(3)	(6)	(6)	(15)
Total	128	108	103	246
US operations
Jackson	232	218	218	444
Broker-dealer and asset management	6	9	9	13
Curian	0	(2)	(2)	(5)
Total	238	225	225	452
UK operations
UK insurance operations	286	251	251	528
M&G	146	140	140	254
Total	432	391	391	782
Other income and expenditure
Investment return and other income	72	42	42	86
Interest payable on core structural borrowings	(82)	(88)	(88)	(168)
Corporate expenditure:
Group Head Office	(79)	(58)	(58)	(129)
Asia Regional Head Office	(17)	(17)	(17)	(38)
Charge for share-based payments for Prudential schemes (note (iii))	(4)	(5)	(5)	(11)
Total	(110)	(126)	(126)	(260)
Restructuring costs	(14)	0	0	(19)
Operating profit from continuing operations based on longer-term investment returns	674	598	593	1,201
Short-term fluctuations in investment returns on shareholder-backed business (note (i))	(684)	22	24	(137)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes (note (ii))	(92)	38	38	(1)
(Loss) profit from continuing operations before tax attributable to shareholders	(102)	658	655	1,063

*The supplementary analysis of profit for half year 2007 at constant exchange rates (CER) has been calculated by applying the average exchange rates for the six months ended 30 June 2008, in order to eliminate the impact from exchange translation when comparing periods. Supplementary analysis of profit disclosure at reported exchange rates (RER) has been calculated by applying the average exchange rates for the relevant period.

Notes

(i)	Short- term fluctuations in investment returns on shareholder-backed business

	Half year 2008	Half year 2007	Full year 2007
	£m	£m	£m
		RER	RER
Insurance operations:
Asia	(264)	(10)	(71)
US	(181)	60	(18)
UK	(82)	(47)	(47)
Other operations	(157)	21	(1)
Total	(684)	24	(137)

The short-term fluctuations in investment returns reflect the excess or deficit of actual investment returns over longer-term returns included in the operating profit measure on the portfolio of investments held by the Group’s shareholder-backed operations. There were no default losses on debt securities in the first half of 2008.

Short-term fluctuations in investment returns for Asian operations of £(264)m for half year 2008 principally arose in Vietnam of £(149)m and Taiwan of £(69)m. For Vietnam, the negative short-term fluctuation reflects the substantial fall in Vietnamese equity and bond markets. The short-term fluctuation in Taiwan principally reflects a 12 per cent equity market fall and a £29m value reduction for an investment in a CDO fund.

The short-term fluctuations in investment returns included in the supplementary analysis of profit for US insurance operations comprise the following items:

	Half year 2008	Half year 2007	Full year 2007
	£m	£m	£m
Credit related losses on debt securities
Actual credit related losses in the period:
Bond write downs (see note I)	(103)	(7)	(35)
Losses on sales of impaired and deteriorating bonds	(6)	(13)	(51)
Recoveries/reversals	1	1	8
	(108)	(19)	(78)
Less: Risk margin charge included in operating profit based on longer-term investment returns	23	24	48
Short-term fluctuation	(85)	5	(30)
Related change to amortisation of deferred acquisition costs	12	(1)	6
Total short-term fluctuation related to debt securities	(73)	4	(24)
Derivative value movements (note)	(64)	36	(19)
Actual less longer-term return on equity-type securities	(32)	36	42
Other items	(12)	(16)	(17)
Total	(181)	60	(18)

Note: The half year 2008 charge of £(64)m for derivative value movements includes £(42)m for a changed basis of valuation of guarantees for the Guaranteed Minimum Withdrawal Benefit (GMWB) and reinsurance of the Guaranteed Minimum Income Benefit (GMIB) on variable annuity contracts. The change relates to the use of currently observed implied rather than longer-term average historical volatilities. The £(22)m of other derivative value change for half year 2008 and £36m and £(19)m for half year and full year 2007 comparative results is for derivatives not related to equity products.

The fluctuations for UK insurance operations arise mostly in Prudential Retirement Income Limited, which writes the most significant element of the shareholder-backed annuity business in the UK.

The charge of £157m for short-term fluctuations of other operations arises from:

£m
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47m for the crystallised gain, and value reduction in the period, prior to sale, of £24m	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(49)
Unrealised value movements, net of hedge effects on Prudential Capital’s bond portfolio	(26)
Unrealised value movements on a centrally held investment	(11)
(157)

(ii)	Shareholders’ share of actuarial gains and losses on defined benefit pension schemes

	Half year 2008	Half year 2007	Full year 2007
	£m	£m	£m
		RER	RER
Actual less expected return on scheme assets	(53)	6	4
Experience losses on scheme liabilities	(4)	(4)	(4)
(Losses) gains on changes of assumptions for scheme liabilities	(87)	58	(7)
	(144)	60	(7)
Less: amount attributable to the PAC with-profits fund	52	(22)	6
Total attributable to shareholders	(92)	38	(1)

The amounts shown in the table above relate to the Scottish Amicable, M&G and small Taiwan defined benefit pension schemes. The amounts do not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS). Following the Group’s adoption of an accounting policy change for pension schemes, PSPS pension surplus is not recognised in the Group’s financial statements. The half year and full 2007 comparatives have been adjusted accordingly. Details of the effect of the accounting policy change are provided in note O.

The loss of £87m on changes of assumptions comprises the effect of increases in inflation rates which more than offsets the effect of an increase in the risk discount rate.

(iii)	Charge for share-based payments

The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

E	Tax credit (expense)

The total tax credit of £625m for half year 2008 (half year 2007: £219m charge; full year 2007: £349m charge) comprises £670m credit (half year 2007: £5m charge; full year 2007: £28m charge) UK tax and £45m charge (half year 2007: £214m; full year 2007: £321m) overseas tax. This tax credit comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £12m (half year 2007: £234m; full year 2007: £354m) comprises £4m (half year 2007: £76m; full year 2007; £148m) UK tax and £8m (half year 2007: £158m; full year 2007: £206m) overseas tax.

The tax credit related to discontinued operations in both half year and full year 2007, which was all attributable to shareholders, amounted to £19m.

F	Supplementary analysis of earnings per share from continuing operations

Basic earnings per share (in pence)	Half year 2008	Half year 2007	Full year 2007
From operating profit based on longer-term investment returns after related tax and minority interests	19.4p	16.0p	33.3p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	(21.4)p	0.1p	(4.5)p
Adjustment for post-tax shareholders' share of actuarial gains and losses on defined benefit pension schemes	(2.7)p	1.1p	0.0p
Based on (loss) profit from continuing operations after tax and minority interests	(4.7)p	17.2p	28.8p

G	Dividend

An interim dividend of 5.99p per share will be paid on 23 September 2008 to shareholders on the register at the close of business on 15 August 2008. The dividend will absorb an estimated £149m of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

H	Group balance sheet

The Group balance sheet at 30 June 2008 comprises assets and liabilities for the following categories of business with different levels of shareholders’ exposure to asset value movements.

		Shareholder backed
	Participating funds	Unit-linked and variable annuity unit assets and liabilities	Other long-term business assets and liabilities	Non-insurance	Intra-group eliminations	Total
	£m	£m	£m	£m	£m	£m
	Note (ii)	Note (iii)	Note (i)	Note (i)
Assets
Intangible assets
Deferred acquisition costs	18	0	3,212	5	0	3,235
Goodwill and other intangible assets	174	0	184	1,230	0	1,588
Total	192	0	3,396	1,235	0	4,823

Other non-investment and non-cash assets	3,027	492	5,010	3,793	(5,502)	6,820

Investment of long-term business and other operations:
Investment properties	11,800	897	832	0	0	13,529
Investment accounted for using the equity method	0	0	0	16	0	16
Financial investments:
Loans	1,714	117	4,400	2,488	0	8,719
Equity securities and portfolio holdings in unit trusts	43,380	31,463	1,009	24	0	75,876
Debt securities	40,261	5,740	36,781	1,024	0	83,806
Other investments	2,969	149	1,018	392	0	4,528
Deposits	4,577	1,037	2,445	135	0	8,194
Total	104,701	39,403	46,485	4,079	0	194,668

Cash and cash equivalents	829	1,063	752	2,200	0	4,844
Total assets	108,749	40,958	55,643	11,307	(5,502)	211,155

Equity and liabilities
Equity
Shareholders’ equity (note J)	0	0	5,152	400	0	5,552
Minority interests	40	0	4	54	0	98
Total equity	40	0	5,156	454	0	5,650

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities	90,058	39,665	39,390	0	0	169,113
Unallocated surplus of with-profits funds	12,560	0	0	0	0	12,560
Total insurance liabilities	102,618	39,665	39,390	0	0	181,673
Core structural borrowings of shareholder-financed operations:
Subordinated debt	0	0	0	1,603	0	1,603
Other	0	0	125	798	0	923
Total (note K)	0	0	125	2,401	0	2,526

Operational borrowings attributable to shareholder-financed operations (note L)	0	0	583	2,325	0	2,908
Borrowings attributable to with-profits funds (note L)	937	0	0	0	0	937
Other non-insurance liabilities	5,154	1,293	10,389	6,127	(5,502)	17,461
Total	6,091	1,293	10,972	8,452	(5,502)	21,306
Total liabilities	108,709	40,958	50,487	10,853	(5,502)	205,505
Total equity and liabilities	108,749	40,958	55,643	11,307	(5,502)	211,155

Notes

(i)	Non-linked long-term business and non-insurance business

The sensitivity of the Group’s results to investment value movements principally arises in respect of the portfolios of non-linked insurance and non-insurance business.

(a) Non-linked long-term business
The non-linked shareholder business of the Group principally comprises:

UK insurance operations

Prudential Retirement Income Limited (PRIL)

The assets covering PRIL’s liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

     Except to the extent of any minor asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of PRIL’s liabilities and covering assets is broadly neutral on a net basis.

     The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

     The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

PAC non-profit sub-fund

     The PAC non-profit sub-fund, excluding its unit-linked business, principally comprises annuity business previously written by Scottish Amicable Life, credit life and other non-participating business.

     The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

Jackson (other than variable annuity business segregated in the separate accounts)

The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities for fixed annuity, term, institutional and other assets and liabilities of variable annuity business not segregated in the separate accounts.

Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders’ equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which, with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders’ equity.

Asian insurance operations

For the non-participating business of the Asian insurance operations, the sensitivity of the IFRS basis results to market risk is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions.

In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates.

(b) Other non-insurance
Other non-insurance’s balance sheet comprises mainly M&G. In addition, other non-insurance also covers asset management in Asia and US and unallocated corporate activities.

M&G’s balance sheet includes loans comprising bridging loan finance assets and structured finance arrangements managed by Prudential Capital.

(ii)	Participating business

For participating business, which in the table above reflects the with-profit funds of the Prudential Assurance Company, and Singapore and Malaysia operations, the Group’s principal sensitivity to investment value movements arises through the impact on the shareholders’ share of with-profits bonus declarations, which are ‘smoothed’ to adjust for changes in returns from period to period, and fees earned by the Group’s asset management operations on the assets of the participating business funds.

(iii)	Unit-linked and variable annuity business

For unit-linked and variable annuity business, the principal sensitivity to investment value movements is for the effect on investment management fees and derivative elements of guaranteed features of US products, after taking account of the economic hedging programme in place. The table above shows the unit assets and liabilities relating to the unit-linked and variable annuity business. Assets and liabilities such as deferred acquisition costs and insurance liabilities (other than unit liabilities) are included in the column for other long-term business.

(iv)	Consolidated investment funds

In addition, the balance sheet of the Group includes investment funds which are managed on behalf of third parties and which are consolidated under IFRS in recognition of the control arrangements for those funds. As a result, the balance sheet includes assets and liabilities and a corresponding net asset value attributable to external unit-holders in respect of those funds, which are non-recourse to the Group. The Group is not exposed to investment risks on these assets representing the liability to the external parties.

I	Jackson’s debt securities classified as available-for-sale

(i)	Accounting policy and methodology for determining impairments

Jackson’s debt securities are classified as “available-for-sale” under IAS 39 and carried in the balance sheet at fair value. Unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Impairments are recorded in the income statement as shown in note D and note (ii) below.

The consideration of evidence of impairment requires management judgement. Among the factors considered is whether the decline in fair value results from the change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealised losses that are considered to be primarily the result of market conditions, such as interest rate movements, unusual market volatility, or industry-related events, and where Jackson also believes there is a reasonable expectation for recovery, and furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Jackson’s impairment review involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows.

An impairment is recorded with the debt security written down to its fair value if, based on detailed cash flow analysis, Jackson assess that there will be a principal shortfall over the life of the security. The impairment loss reflects the difference between the market and book values.

The majority of the impairment losses arising in the first half of 2008 arose on residential mortgage-backed securities (RMBS). The impairment testing for RMBS was determined using a cash flow modelling approach designed to estimate future principal losses on underlying collateral mortgage loans supporting the investments in the structures. Principal loss estimates were based on the current delinquency/foreclosure statistics for the underlying pools. In aggregate, the more severe the current delinquency/foreclosure statistics for an underlying pool, the higher the principal losses projected. Projected underlying losses for each collateral pool are then run through a model of the bond structure to calculate the expected future cash flows of the bond. This cash flow simulation will indicate the extent of estimated future principal losses on securitisation tranches held by Jackson. In the first half of 2008 and more particularly in the latter part of this period, the collateral performance of these RMBS has deteriorated coupled with the deterioration of the market price of these securities.

(ii)	Impairment losses recognised in the income statement

Jackson’s portfolio of debt securities is managed proactively with credit analysts closely and regularly monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment.

In the first half of 2008, Jackson recorded £103m (half year 2007: £7m, full year 2007: £35m) of impairment losses which comprise losses in respect of:

Half year 2008
£m
Residential mortgage-backed securities (RMBS)	82
Public fixed income	18
Consolidated Piedmont investment vehicle	3
103

Of the £103m, £75m relates to Alt-A holdings. There were no sub-prime holdings which have been impaired.

(iii)	Sub-prime and Alt-A exposures

At 30 June 2008, Jackson held £217m in sub-prime exposure and £553m in Alt-A exposure. The sub-prime exposure, which is primarily fixed rate with first lien collateral, is all investment grade and 96 per cent AAA rated. The Alt-A exposure is 84 per cent AAA rated. With an average FICO score of 610-620 Jackson’s sub-prime collateral could be categorised as “near prime” with a score close to a prime score of 660.

(iv)	Movements in the unrealised gains and losses of Jackson’s available-for-sale securities for the first half of 2008:

	30 June 2008	Change reflected directly in shareholders’ equity	31 December 2007
	£m	£m	£m
Assets fair valued at below book value
Book value	13,478		10,730
Unrealised loss	(989)	(550)	(439)
Fair value (as included in balance sheet)	12,489		10,291
Assets fair valued at or above book value
Book value	5,578		8,041
Unrealised gain	176	(127)	303
Fair value (as included in balance sheet)	5,754		8,344
Total
Book value	19,056		18,771
Net unrealised loss	(813)	(677)	(136)
Fair value (as included in balance sheet)	18,243		18,635

The net reduction in the value of debt securities classified as available-for-sale of £677m, as shown in the table above, is included within the statement of changes in equity. This reduction reflects the effect of continued adverse market movements in the first half of 2008. These temporary market value movements do not reflect defaults or impairments.

(v)	Debt securities in an unrealised loss position

(a) All securities in an unrealised loss position

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value and by maturity of security:

	30 June 2008	30 June 2008	31 December 2007	31 December 2007
	Fair value	Unrealised loss	Fair value	Unrealised loss
Percentage of book value	£m	£m	£m	£m
Between 90% and 100%	9,856	(393)	9,370	(274)
Between 80% and 90%	1,964	(326)	784	(122)
Below 80%	669	(270)	137	(43)
	12,489	(989)	10,291	(439)

	30 June	31 December
	2008	2007
	Unrealised	Unrealised
	loss	loss
By maturity of security	£m	£m
Less than 1 year	-	(1)
1 to 5 years	(77)	(54)
5 to 10 years	(338)	(164)
More than 10 years	(136)	(60)
Mortgage-backed securities and other debt securities	(438)	(160)
Total	(989)	(439)

As shown in the table above, £270m of the £989m of gross unrealised losses at 30 June 2008 related to securities whose fair value were below 80% of the book value. The age analysis for this £270m, indicating the length of time for which their fair value was below 80% of the book value, is as follows:

	30 June 2008	30 June 2008
	Fair value	Unrealised loss
	£m	£m
Less than 3 months	248	(82)
3 months to 6 months	387	(168)
More than 6 months	34	(20)
	669	(270)

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 June 2008				31 December 2007
		Non-				Non-
	Not	investment	Investment		Not	investment	Investment
Aged analysis of unrealised	rated	grade	grade	Total	Rated	grade	grade	Total
losses for the periods indicated	£m	£m	£m	£m	£m	£m	£m	£m
Less than 6 months	(25)	(16)	(266)	(307)	(7)	(8)	(52)	(67)
6 months to 1 year	(16)	(18)	(102)	(136)	(10)	(21)	(105)	(136)
1 year to 2 years	(14)	(33)	(192)	(239)	(5)	(2)	(16)	(23)
2 years to 3 years	(32)	(9)	(203)	(244)	(24)	(10)	(140)	(174)
More than 3 years	(9)	(7)	(47)	(63)	(7)	(3)	(29)	(39)
	(96)	(83)	(810)	(989)	(53)	(44)	(342)	(439)

(b) Subprime and Alt-A securities

Included within the table above are amounts relating to subprime and Alt-A securities of:

	30 June 2008	30 June 2008	31 December 2007	31 December 2007
	Fair value	Unrealised loss	Fair value	Unrealised loss
Fair value of securities as a percentage of book value	£m	£m	£m	£m
Between 90% and 100%	175	(10)	572	(24)
Between 80% and 90%	386	(66)	132	(22)
Below 80%	165	(75)	28	(10)
	726	(151)	732	(56)

Of the sub-prime and Alt-A securities whose fair value is below 80 per cent of book value at 30 June 2008, £18m of the £75m unrealised losses relates to securities that have been in that position for 3 months or under, £49m for 3 to 6 months and £8m for 6 to 9 months.

J	Shareholders' equity

	30 Jun 2008	30 Jun 2007	31 Dec 2007
	£m	£m	£m
Share capital	124	123	123
Share premium	1,838	1,823	1,828
Reserves	3,590	3,841	4,111
Total	5,552	5,787	6,062

K	Net core structural borrowings of shareholder-financed operations

	30 Jun 2008	30 Jun 2007	31 Dec 2007
	£m	£m	£m
Core structural borrowings of shareholder-financed operations:
Holding company	2,401	2,289	2,367
Jackson	125	124	125
Total (per consolidated balance sheet)	2,526	2,413	2,492
Less: Holding company* cash and short-term investments (recorded within the consolidated balance sheet)	(1,498)	(1,546)	(1,456)
Net core structural borrowings of shareholder-financed operations	1,028	867	1,036

*Including central finance subsidiaries

L	Other borrowings

	30 Jun 2008	30 Jun 2007	31 Dec 2007
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	2,321	2,045	2,477
Non-recourse borrowings of US operations	580	544	591
Other borrowings	7	16	13
Total	2,908	2,605	3,081
Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment subsidiaries	-	1,063	-
Non-recourse borrowings of consolidated investment funds	740	854	789
Subordinated debt of the Scottish Amicable Insurance Fund	100	100	100
Other borrowings (predominantly obligations under finance leases)	97	105	98
Total	937	2,122	987

M	Contingencies and related obligations

The main changes to the Company’s contingencies and related obligations that have arisen in the six month period ended 30 June 2008 are set out below.

(i)	UK Financial Services Authority’s Consultation Paper CP08/11

In June 2008 the FSA published a consultative document which proposes that from 1 November 2008 all future payments for compensation and redress, regardless of when the mis-selling occurred, should be met from shareholders’ funds, but exempting payments which form part of a “guarantee” scheme. It is not clear currently how this proposal will apply to the guarantees covered by the provision of £462m held in the inherited estate of the Prudential Assurance Company at 30 June 2008.

(ii)	Inherited estate of Prudential Assurance Company

Prudential announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through a reattribution. In June 2008 Prudential announced that it did not believe that it is in the interests of current or future policyholders or shareholders to continue the reattribution process.

N	Discontinued operations

Discontinued operations for half year and full year 2007 relate entirely to UK banking operations following the sale on 1 May 2007 of Egg.

The profit from discontinued operations of £241m comprises an operating loss based on longer-term investment returns for the period of ownership of £68m, a tax credit on the loss of £19m and a profit on sale (both before and after tax) of £290m.

O	Adoption of altered policy for pension schemes to reflect the principles of IFRIC 14

(i)	The reason for the change

As mentioned in note B, the Group has adopted an accounting policy change for pension schemes in half year 2008. The change effectively applies the principles of IFRIC 14, which gives guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset thereby providing reliable and more relevant information. The recognition of an asset is restricted to those that are demonstrably recoverable, either by refund or reduction in future contributions. It also addresses when a minimum funding requirement might give rise to a liability. The assessment of recoverability and any additional liability is made by reference to the terms of the Trust Deed of pension schemes and, unless substantively enacted or contractually agreed, with no account taken of potential changes to current funding arrangements.

This accounting policy change has had an effect on the Group’s interest in the financial position of the Group’s main UK defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The change relates solely to the accounting measurement of the Group’s interest in the financial position of PSPS. Adoption of this accounting policy change does not affect the Group’s interest in the Group’s other defined benefit pension schemes.

Under the terms of the Trust Deed, the Group has no unconditional right of refund to any surplus in PSPS. Also, the Group has no ability under the guidance in IFRIC 14 to anticipate a reduction in the level of future contributions for ongoing services from those currently being paid. In addition, the Group currently has a five-year deficit funding arrangement in place as agreed with the Trustees of the PSPS following the last triennial valuation of PSPS as at 5 April 2005.

The asset and liabilities of PSPS are unaffected by the impact of the change in accounting policy. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions. The fluctuating nature of the surplus is demonstrated by the reduction in the underlying gross surplus from £528m at 31 December 2007 to £315m at 30 June 2008.

(ii)	The summary effect of the change

In respect of the position at 30 June 2008, the Group has not recognised the underlying PSPS pension surplus of £315m (£265m net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a liability for deficit funding to 5 April 2010 of £80m (£67m net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £97m (£69m net of deferred tax) for the surplus not recognised as an asset and £25m (£18m net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders’ equity at 30 June 2008 is a reduction of £87m as shown in note (iii) below.

The half year and full year 2007 comparative figures in these condensed consolidated financial statements have been adjusted accordingly for this change in accounting policy.

(iii)	The effect of the change on the income statement, earnings per share and balance sheet

	Adjustments incorporated in the results for	Adjustments made to the previously published results for
	Half year 2008	Half year 2007	Full year 2007
Summary Consolidated Income Statement	Increase (decrease) in profit £m
Investment return	(20)	8	4
Benefits and claims and movement in unallocated surplus of with-profits funds	(137)	138	205
Other operating expenditure	245	(232)	(336)
Profit (loss) before tax (being tax attributable to shareholders’ and the policyholders’ returns)	88	(86)	(127)
Tax attributable to policyholders’ returns	(16)	13	24
Profit (loss) before tax attributable to shareholders	72	(73)	(103)
Tax attributable to shareholders’ (loss) profit	(20)	19	28
Profit (loss) from continuing operations after tax / Profit (loss) for the period	52	(54)	(75)

Earnings per share	Increase (decrease) in earnings per share (in pence)
Basic and diluted based on profit (loss) from continuing operations attributable to equity holders of the Company	2.1p	(2.2)p	(3.1)p

Summary Consolidated Balance Sheet	Increase (decrease) in shareholders’ equity £m
Deferred tax assets	13	24	26
Other debtors	(185)	(255)	(356)
Policyholder liabilities – contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	(130)	(143)	(172)
Unallocated surplus of with-profits funds	245	332	392
Deferred tax liabilities	50	51	73
Provisions	(80)	(127)	(102)
Shareholders’ equity	(87)	(118)	(139)

(iv)	Effect on the Group’s supplementary analysis of profit and movements in shareholders’ equity

	Half year 2008			Half year 2007			Full year 2007
	Previous basis	Effect of change	Revised basis	As previously published	Effect of change	After change	As previously published	Effect of change	After change
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	692	(18)	674	601	(8)	593	1,213	(12)	1,201

Short-term fluctuations in investment returns on shareholder-backed business	(684)		(684)	24		24	(137)		(137)

Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(182)	90	(92)	103	(65)	38	90	(91)	(1)

(Loss) profit before tax	(174)	72	(102)	728	(73)	655	1,166	(103)	1,063
Tax	8	(20)	(12)	(253)	19	(234)	(382)	28	(354)
(Loss) profit after tax	(166)	52	(114)	475	(54)	421	784	(75)	709
Profit from discontinued operations	-		-	241		241	241		241
Less Minority interests	(2)		(2)	(1)		(1)	(3)		(3)
(Loss) profit for the period	(168)	52	(116)	715	(54)	661	1,022	(75)	947
Other movements in reserves	(394)		(394)	(298)		(298)	(309)		(309)
Shareholders’ equity at the beginning of the period	6,201	(139)	6,062	5,488	(64)	5,424	5,488	(64)	5,424
Shareholders’ equity at the end of the period	5,639	(87)	5,552	5,905	(118)	5,787	6,201	(139)	6,062

P	Related party disclosures

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2007.

There were no transactions with related parties during the six months ended 30 June 2008 which have had a material effect on the financial position or results of the Group.

Statement of Directors’ Responsibilities

The directors are responsible for preparing the Half-Yearly Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

-	the condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the European Union;

-	the Half-Yearly Financial Report includes a fair review of information required by:

(a)

DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2008, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)

DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2008 and that have materially affected the financial position or the performance of the Group during the period and any changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2007.

The directors of Prudential plc are listed in the Group’s Annual Report for the year ended 31 December 2007. Subsequent to the Annual Report, Philip Broadley retired as a director on 15 May 2008.

On behalf of the Board of directors

Tidjane Thiam
Chief Financial Officer
30 July 2008

Independent Review Report by KPMG Audit Plc to Prudential plc

Introduction
We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half-Yearly Financial Report for the six months ended 30 June 2008 set out on pages 15 to 33.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (the DTR) of the United Kingdom's Financial Services Authority (the UK FSA). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half-Yearly Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Yearly Financial Report in accordance with the DTR of the UK FSA.

As disclosed in note A, the IFRS basis financial information included in this Half-Yearly Financial Report has been prepared in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union (EU).

Our responsibility
Our responsibility is to express to the Company a conclusion on the IFRS basis financial information in the Half-Yearly Financial Report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half-Yearly Financial Report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
London
30 July 2008

Independent Review Report by KPMG Audit Plc to Prudential plc

Introduction

We have been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2008 set out on pages 2 to 14 (the supplementary information).

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the supplementary information.

This report is made solely to the Company in accordance with the terms of our engagement to provide a review conclusion to the Company on the supplementary information. Our review has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Half-Yearly Financial Report, including the supplementary information contained therein, is the responsibility of, and has been approved by, the directors. The directors have accepted responsibility for preparing the supplementary information contained in the Half-Yearly Financial Report in accordance with the EEV Principles issued in May 2004 by the European CFO Forum and for determining the methodology and assumptions used in the application of those principles.

The supplementary information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in notes 2 and 3 to the supplementary information. The supplementary information should be read in conjunction with the Group’s IFRS basis financial information which is set out on pages 15 to 33.

Our responsibility

Our responsibility is to express to the Company a conclusion on the supplementary information in the Half-Yearly Financial Report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the UK. A review of supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the supplementary information for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 2 and 3 to the supplementary information.

KPMG Audit Plc

Chartered Accountants

London

30 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 July 2008

                                                                                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                                                                                      By: /s/  Jon Bunn

                                                                                                      Jon Bunn
                                                                                                      Director of Public Relations